                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                  Mountasia Entertainment International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  624547-10-5
            ----------------------------------------------------
                                 (CUSIP Number)

                             Edward J. Hardin, Esq.
                                Rogers & Hardin
                            2700 International Tower
                           229 Peachtree Street, N.E.
                     Atlanta, Georgia  30303   404/522-4700
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                     receive Notices and Communications)

                               September 17, 1996
              ----------------------------------------------------
              (Date of Event which Requires filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 624547-10-5                                          PAGE 2 OF 9 PAGES



1        NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L. SCOTT DEMERAU                          SSN# ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) [ ]
                                                                                                                             (B) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                          PF, OO
------------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OF PLACE OF ORGANIZATION

                          UNITED STATES OF AMERICA
------------------------------------------------------------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

     NUMBER OF                                           1,179,895
      SHARES              ----------------------------------------------------------------------------------------------------------
   BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY
       EACH                                              0
     REPORTING            ----------------------------------------------------------------------------------------------------------
      PERSON              9        SOLE DISPOSITIVE POWER
       WITH
                                                         1,179,895
                          ----------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                                         0
------------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         1,179,895
------------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  [x]

         PURSUANT TO RULE 13D-4, L. SCOTT DEMERAU DISCLAIMS ANY BENEFICIAL OWNERSHIP OF SHARES OWNED
         DIRECTLY BY JULIA E. DEMERAU.
------------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           4.57%
------------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                                                           IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 624547-10-5                                          PAGE 3 OF 9 PAGES



1        NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JULIA E. DEMERAU                          SSN# ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) [ ]
                                                                                                                             (B) [ ]
------------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                          PF, OO
------------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OF PLACE OF ORGANIZATION

                          UNITED STATES OF AMERICA
------------------------------------------------------------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

     NUMBER OF                                           627,829
      SHARES              ----------------------------------------------------------------------------------------------------------
   BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY
       EACH                                              0
     REPORTING            ----------------------------------------------------------------------------------------------------------
      PERSON              9        SOLE DISPOSITIVE POWER
       WITH
                                                         627,829
                          ----------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                                         0
------------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          627,829
------------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  [x]

         PURSUANT TO RULE 13D-4, JULIA E. DEMERAU DISCLAIMS ANY BENEFICIAL OWNERSHIP OF SHARES OWNED
         DIRECTLY BY L.  SCOTT DEMERAU.
------------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           2.43%
------------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                                                           IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  624547-10-5                                         PAGE 4 OF 9 PAGES


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, no par value per share (the "Common Stock"), of Mountasia Entertainment International, Inc. (the "Issuer"), together with one Common Stock purchase right for each share of Common Stock, which right was distributed by the Issuer pursuant to that certain Rights Agreement dated as of April 24, 1996 between the Issuer and Continental Stock Transfer & Trust Company, a copy of which has been filed as an exhibit to the Issuer's Current Report on Form 8-K filed with the Commission on May 7, 1996. Such Common Stock purchase rights shall be included in the term "Common Stock" for purposes of this Schedule 13D. The address of the principal executive offices of the Issuer is 5895 Windward Parkway, Suite 220, Alpharetta, Georgia 30202-4182.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     Name

                 1.       L. Scott Demerau ("Mr. Demerau")

                 2.       Julia E. Demerau ("Mrs. Demerau")

                 Mr. Demerau and Mrs. Demerau (occasionally referred to herein collectively as the "Reporting Persons") each disclaim any obligation to file this Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 thereunder, because each of the Reporting Persons now owns less than five percent of the outstanding Common Stock of the Issuer. This Schedule 13D, however, is being filed merely as a protective filing in response to concerns regarding any possible noncompliance with
                 Section 13(d) of the Exchange Act and Rule 13d-1 thereunder.

         (b)     Address

                 1.       5895 Windward Parkway
                          Suite 220
                          Alpharetta, Georgia 30202-4182

                 2.       5895 Windward Parkway
                          Suite 220
                          Alpharetta, Georgia 30202-4182

         (c)     Present Principal Occupation or Employment

                 1. Mr. Demerau is Chief Executive Officer and President of the Issuer.

                 2. Mrs. Demerau is an Executive Vice President and Director of the Issuer.

         (d) Neither of the Reporting Persons has during the past five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

CUSIP NO.  624547-10-5                                         PAGE 5 OF 9 PAGES


                 violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Citizenship:

                 1.       Mr. Demerau is a United States citizen.

                 2.       Mrs. Demerau is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Persons acquired shares of Common Stock pursuant to an exchange offer, effective as of July 1, 1991, whereby four closely-held corporations and four limited partnerships that the Reporting Persons had organized during the preceding five years combined to form the Issuer (hereinafter referred to as the "Consolidation"). Specifically, Mr. Demerau received 442,272 shares of Common Stock and Mrs. Demerau received 415,207 shares of Common Stock by virtue of the Consolidation. In addition, the Reporting Persons remained officers, directors and/or controlling shareholders of various corporations that either (i) owned directly or (ii) were general partners of limited partnerships that owned directly, an additional 633,137 shares of Common Stock. At the time, the shares of Common Stock beneficially owned, directly and indirectly, by Mr. Demerau totalled 1,082,723 shares of Common Stock and represented 17.3% of the total outstanding shares of Common Stock, while the shares of Common Stock beneficially owned, directly and indirectly, by Mrs. Demerau totalled 1,055,659 shares of Common Stock and represented 16.9% of the total outstanding shares of Common Stock. Thereafter, on November 3, 1993, the Issuer consummated its initial public offering of Common Stock registered under the Securities Act of 1933, as amended, and the Reporting Persons filed a Schedule 13G in accordance with the provisions of Rule 13d-1, promulgated under the Securities Exchange Act of 1934, as amended.

         The following changes occurred to each of the Reporting Persons's ownership of shares of Common Stock since the date each of the Reporting Persons first acquired such shares:

                 (a) On March 1, 1993, a stock option granted to Mr. Demerau under the Issuer's 1993 Incentive Stock Option Plan (the "Plan") vested. Such stock option, which remained unexercised, granted Mr. Demerau the right to purchase 7,315 shares of Common Stock until March 1, 1998 at an exercise price of $7.00 per share. In addition, a stock option granted to Mr. Demerau under the Plan for the purchase of 7,315 shares of Common Stock until March 1, 1998 at an exercise price of $7.00 per share vested on March 1, 1994, but remained unexercised. On June 1, 1994, one of the limited partnerships, the corporate general partner of which Mr. Demerau was a control person, sold 90,000 shares of Common Stock. On March 1, 1995, a stock option granted to Mr. Demerau under the Plan for the purchase of 7,315 shares of Common Stock until March 1, 1998 at an exercise price of $7.00 per share vested, but remained unexercised. On March 15, 1995, Mr. Demerau resigned as an officer and director and was no longer a controlling shareholder of each of the corporate general partners of various limited partnerships which, in the aggregate, owned 543,137 shares of Common Stock, and Mr. Demerau disclaimed beneficial ownership of such shares at that time. On September 30, 1995, Mr. Demerau tendered 41,637 shares of Common Stock to the Issuer at a price of $7.14 per share in satisfaction of a loan made by the Issuer to Mr. Demerau to assist Mr. Demerau in satisfying a margin call on his shares of Common Stock. On March 1, 1996, a stock option granted to Mr. Demerau under the Plan for the purchase of 7,315 shares of Common Stock until March 1, 1998 at an exercise price of $7.00 per share vested, but remained unexercised. In January 1996, Mr. Demerau entered into an Employment Agreement with the Issuer which includes stock options granting Mr. Demerau the right to acquire 350,000 shares of Common Stock at an exercise price of $7.00 per share. The options were granted under the Plan, become exercisable in 50,000 share increments, of which the first increment became exercisable as of January 1, 1996, and expire on January 1, 2006. Finally, on September 17, 1996, Mr. Demerau executed and delivered to the

CUSIP NO.  624547-10-5                                         PAGE 6 OF 9 PAGES


         Issuer that certain Share Purchase Agreement dated September 17,
         1996 between Mr. Demerau and the Issuer, a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference, whereby Mr. Demerau purchased, and the Issuer issued and sold to Mr. Demerau, 750,000 previously unissued shares of the Common Stock. As consideration for the purchase of such shares of Common Stock, Mr. Demerau (i) surrendered to the Issuer all of his unexercised stock options and other rights to purchase Common Stock by executing and delivering to the Issuer a Cancellation Agreement, a copy of which is attached hereto as Exhibit "B" and incorporated herein by this reference; (ii) executed and delivered to the Issuer a Promissory Note in the principal amount of $1,996,875.00, a copy of which is attached hereto as Exhibit "C" and incorporated herein by this reference; and
         (iii) executed and delivered to the Issuer a Pledge Agreement, a copy of which is attached hereto as Exhibit "D" and incorporated herein by this reference, to secure the repayment of Mr. Demerau's Promissory Note.

                 (b) On March 1, 1993, a stock option granted to Mrs. Demerau under the Plan for the purchase of 7,315 shares of Common Stock at an exercise price of $7.00 per share until March 1, 1998 vested, but remained unexercised. In addition, a stock option granted to Mrs. Demerau under the Plan for the purchase of 7,315 shares of Common Stock until March 1, 1998 at an exercise price of $7.00 per share vested on March 1, 1994, but remained unexercised. On June 1, 1994, one of the limited partnerships, the corporate general partner of which Mrs. Demerau was a control person, sold 90,000 shares of Common Stock. On March 1, 1995, a stock option granted to Mrs. Demerau under the Plan for the purchase of 7,315 shares of Common Stock at an exercise price of $7.00 per share until March 1, 1998 vested, but remained unexercised. On March 15, 1995, Mrs. Demerau resigned as an officer and director and was no longer a controlling shareholder of each of the corporate general partners of various limited partnerships which, in the aggregate, owned 543,137 shares of Common Stock, and Mrs. Demerau disclaimed beneficial ownership of such shares at that time. On September 30, 1995, Mrs. Demerau tendered 41,638 shares of Common Stock to the Issuer at a price of $7.14 per share in satisfaction of a loan made by the Issuer to Mrs. Demerau to assist Mrs. Demerau in satisfying a margin call on his shares of Common Stock. On March 1, 1996, a stock option granted to Mrs. Demerau under the Plan for the purchase of 7,315 shares of Common Stock at an exercise price of $7.00 per share until March 1, 1998 vested, but remained unexercised. In January 1996, Mrs. Demerau entered into an Employment Agreement with the Issuer which includes stock options granting Mrs. Demerau the right to acquire 150,000 shares of Common Stock at an exercise price of $7.00 per share. The options were granted under the Plan, become exercisable in 30,000 share increments, of which the first increment became exercisable as of January 1, 1996, and expire on January 1, 2006. Finally, on September 17, 1996, Mrs. Demerau executed and delivered to the Issuer that certain Share Purchase Agreement dated September 17, 1996 between Mrs. Demerau and the Issuer, a copy of which is attached hereto as Exhibit "E" and incorporated herein by this reference, whereby Mrs. Demerau purchased, and the Issuer issued and sold to Mrs. Demerau, 225,000 previously unissued shares of the Common Stock. As consideration for the purchase of such shares of Common Stock, Mrs. Demerau (i) surrendered to the Issuer all of her unexercised stock options and other rights to purchase Common Stock by executing and delivering to the Issuer a Cancellation Agreement, a copy of which is attached hereto as Exhibit "F" and incorporated herein by this reference; (ii) executed and delivered to the Issuer a Promissory Note in the principal amount of $599,062.50, a copy of which is attached hereto as Exhibit "G" and incorporated herein by this reference; and (iii) executed and delivered to the Issuer a Pledge Agreement, a copy of which is attached hereto as Exhibit "H" and incorporated herein by this reference, to secure the repayment of Mrs. Demerau's Promissory Note.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The responses to Items 2(a) and 3 are incorporated herein by this reference.

CUSIP NO.  624547-10-5                                         PAGE 7 OF 9 PAGES


         The Reporting Persons acquired shares of Common Stock in connection with the Consolidation, the vesting of certain stock options granted by the Issuer under the Plan and the purchase of shares of Common Stock as of September 17, 1996. The Reporting Persons surrendered all of the Reporting Persons' stock options and other rights to purchase shares of Common Stock as partial consideration for the purchase of the shares of Common Stock purchased as of September 17, 1996. Other than as provided herein, the Reporting Persons presently have no plans or proposals which relate to or would otherwise result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See Rows 7 through 11 and 13, inclusive, of the Cover Page hereof.

         (b) See Rows 7 through 11 and 13, inclusive, of the Cover Page hereof.

         (c) Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in shares of the Common Stock during the preceding 60 days.

         (d) The Reporting Persons have the sole right to receive the dividends or the proceeds from the sale of shares reported on the cover pages of this Schedule 13D.

         (e) Each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock on March 15, 1995, the date the Reporting Persons resigned as officers and

CUSIP NO.  624547-10-5                                         PAGE 8 OF 9 PAGES


directors and ceased to be controlling shareholders of various corporate general partners of limited partnerships owning 543,137 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The responses to Item 3 are incorporated herein by this reference.
The Reporting Persons executed and delivered a Credit Agreement, a Promissory Note and a Stock Pledge Agreement, each dated as of October 6, 1995, between the Reporting Persons and NationsBank of Georgia, N.A., a national banking association (the "Bank"), whereby the Bank loaned to the Reporting Persons $1,600,000 (the "Loan"), and the Reporting Persons granted the Bank a first priority security interest in 857,479 shares of Common Stock beneficially owned by the Reporting Persons as collateral for the Loan. The Reporting Persons also executed and delivered a Collateral Maintenance Agreement dated as of October 6, 1995, which guarantees that the outstanding principal balance of the Loan will never equal or exceed an amount which is equal to 38% of the Collateral Value (as defined in the Collateral Maintenance Agreement) of such shares. Copies of the Credit Agreement, the Promissory Note, the Stock Pledge Agreement and the Collateral Maintenance Agreement are attached hereto as Exhibits "I", "J", "K" and "L", respectively. Other than as set forth in this
Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a)  Share Purchase Agreement dated September 17, 1996 between
L. Scott Demerau and the Issuer.

         (b)  Cancellation Agreement dated September 17, 1996 between
L. Scott Demerau and the Issuer.

         (c) Promissory Note dated September 17, 1996 between L. Scott Demerau and the Issuer.

         (d) Pledge Agreement dated September 17, 1996 between L. Scott Demerau and the Issuer.

         (e) Share Purchase Agreement dated September 17, 1996 between Julia E. Demerau and the Issuer.

         (f) Cancellation Agreement dated September 17, 1996 between Julia E. Demerau and the Issuer.

         (g) Promissory Note dated September 17, 1996 between Julia E. Demerau and the Issuer.

         (h)  Pledge Agreement dated September 17, 1996 between Julia
E. Demerau and the Issuer.

         (i) Credit Agreement dated as of October 6, 1995 between the Reporting Persons and NationsBank of Georgia, N.A.

         (j) Promissory Note dated as of October 6, 1995 between the Reporting Persons and NationsBank of Georgia, N.A.

         (k) Stock Pledge Agreement dated as of October 6, 1995 between the Reporting Persons and NationsBank of Georgia, N.A.

         (l) Collateral Maintenance Agreement effective as of October 6, 1995 between the Reporting Persons and NationsBank of Georgia, N.A.

CUSIP NO.  624547-10-5                                         PAGE 9 OF 9 PAGES


                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.




Dated:    10/9/96                         /s/ L. Scott Demerau
       -----------------------          ----------------------------------------
                                        L. SCOTT DEMERAU



Dated:    10/9/96                        /s/ Julia E.Demerau
       -----------------------          ----------------------------------------
                                        JULIA E. DEMERAU

                            SHARE PURCHASE AGREEMENT


                 SHARE PURCHASE AGREEMENT (this "Agreement") effective executed this 17th day of September, 1996 by and between Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), and L. Scott Demerau (the "Executive").


                                   RECITALS:

                 A.       The Executive is a key employee of the Company.

                 B. The Company desires to issue and sell certain shares of the Common Stock of the Company, no par value (the "Common Stock"), to the Executive and to lend the Executive the purchase price to be paid for such shares of Common Stock and the Executive desires to purchase such shares of Common Stock and to accept such financing.

                 C. As a condition to entering into this Agreement, the Company has required that the Executive surrender, and the Executive has agreed to surrender, to the Company all unexercised options, if any, or other rights, if any, to receive or purchase shares of Common Stock previously issued to the Executive by the Company (collectively, the "Company Options").

                 D. As a condition to entering into this Agreement and to evidence the Executive's obligation for the payment for the purchase of shares of Common Stock as herein provided, the Company also has required that the Executive enter into, and the Executive also has agreed to enter into, the Promissory Note (the "Note") and the Pledge Agreement (the "Pledge Agreement") attached hereto as Exhibits A and B, respectively.

                 E. The shares of Common Stock purchased hereby are intended to be subject to a "substantial risk of forfeiture" within the meaning of that term under Section 83 of the Internal Revenue Code of 1986, as amended.

                 NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive hereby agree as follows:

                 1. Purchase of Shares; Payment of Aggregate Purchase Price; Surrender of Company Options; Delivery of Shares. (a) The Company has authorized the issuance and sale to the Executive hereunder of 750,000 newly issued shares of Common Stock (such shares of Common Stock, in the aggregate, the "Shares"). On the terms and subject to the conditions hereinafter set forth, on the date hereof (the "Issuance Date"), the Company will issue and sell to the Executive, and the Executive will purchase from the Company, for the aggregate purchase price of $1,996,875.00 (the "Aggregate Purchase Price"), the Shares.

                          (b)     On the Issuance Date, the Aggregate Purchase
Price will be payable as follows: the Executive will surrender and deliver the Company Options, if any, to the Company and, by such surrender and delivery, waive all the rights, title and interest in and to such Options; the Executive will duly execute and deliver the Note and the Pledge Agreement to the Company; and the Company will apply the proceeds of the Note to payment of the Aggregate Purchase Price.

                          (c)     As soon as practicable following its receipt
of the Aggregate Purchase Price, the Company will issue to the Executive certificates evidencing the Shares. Such certificates, together with a stock power that will be endorsed in blank by the Executive with respect to the Shares, will be held in custody by the Company until the restrictions on transfer imposed hereunder, and described in Section 2 hereof, lapse. Upon the release of restrictions of the Shares in accordance with Section 2 hereof, the Company will, subject to Section 6 hereof, deliver to the Executive one or more new certificates, evidencing the releasing of restriction on such Shares and the lapse of the restrictions on transfer imposed hereunder, but such Shares will in all events be subject to the Pledge Agreement.

                 2.       Restrictions; Certain Conversions.  (a)   Initially,
all Shares will be restricted so as to be not subject to alienation or transfer by the Executive (such Shares, "Restricted Shares") and will be subject to the Company's repurchase option set forth herein. Except as otherwise provided in Sections 2(b) and 3 hereof and in the Pledge Agreement, Restricted Shares will no longer be so restricted or subject to such repurchase option (such Shares, "Unrestricted Shares") cumulatively to the extent of 15,625 Restricted Shares, being 1/48th of all Shares, on each monthly anniversary of the Date of Issuance, provided that the Executive remains in the continuous full-time employment of the Company until such anniversary and no default or event of default has occurred under the Note or the Pledge Agreement. If the Executive ceases to be so employed for any reason (including voluntary termination of employment by the Executive) or without reason, no further Restricted Shares will become Unrestricted Shares. For purposes of this Agreement, the continuous full-time employment of the Executive with the Company will not be deemed to have been interrupted, and the Executive will not be deemed to have ceased to be a full-time employee of the Company, by reason of the transfer of his or her employment among the Company and its Affiliates or a leave of absence specifically approved by the Board of Directors of the Company (the "Board").

                          (b)     Notwithstanding the provisions of Section
2(a) hereof, and except as otherwise provided in Section 3 hereof and in the Pledge Agreement, if the Executive's full-time employment with the Company terminates prior to the 48-month anniversary of the Date of Issuance by reason of his or her death or total and permanent disability, all Restricted Shares hereunder will become, without further action, Unrestricted Shares.

                          (c)     In connection with any merger, consolidation
or other transaction involving the conversion or exchange of Common Stock of the Company (a "Capital Event"), (i) all Unrestricted Shares hereunder will be treated like any other then-outstanding shares of Common Stock of the Company and (ii) all Restricted Shares (A) will be converted or exchanged into the securities hereunder and other property (other than cash) into which then-outstanding shares of Common Stock of the Company is converted or exchanged (such securities and other property to be thereafter the "Shares" for purposes hereof and of the Note and Pledge Agreement) on the same basis as applicable to then-outstanding shares of Common Stock of the Company and (B) any cash into which then-outstanding shares of Common Stock of the Company is converted or exchanged will be applied to pay amounts then outstanding under the Note, with the balance (if any) to be paid over to the Executive.

                 3. Repurchase of the Shares. Without limiting the generality or effect of any other provision hereof, upon the termination of the Executive's full-time employment with the Company for any reason, the Company will have the right, in its sole and absolute discretion, to purchase from the Executive (the "Company Call"), and the Executive will have the right, in his sole and absolute discretion, to sell to the Company in the circumstances set forth in Section 3(a) below, (the "Executive Put"), all or part of the Restricted Shares in accordance with and to the extent provided in this Section
3. Each purchase of Restricted Shares by the Company under this Section 3 will be in consideration of the Company's payment of the applicable amount in cash or through a reduction in the amounts owing under the Note by the applicable amount; provided, however, in certain circumstances described below, the Aggregate Purchase Price will be allocated between Restricted and Unrestricted Shares.

                          (a) Termination by Company Without Cause. If the Executive's employment is terminated by the Company where Cause does not exist, upon exercise of the Company Call or the Executive Put, as the case may be, an amount equal to the portion of the Aggregate Purchase Price attributable to the Restricted Shares which the Company has elected to repurchase or which the Executive has elected to have the Company repurchase, plus interest on such amount from the Issuance Date to the date of repurchase calculated in the manner and using the rate of interest specified in the Note (the "Repurchase Price"), will be deemed payable to the Executive and will be applied by the Company against any amounts then due under the Note to be paid or prepaid to the Company (as applicable) to the extent so applied, with any excess amount to be payable by the Company to the Executive in cash.

                 (b) Termination by Company With Cause or Voluntary Termination by the Executive. If the Executive's employment is terminated by the Company at any time where Cause exists, or the Executive voluntarily terminates his employment with the Company at any time, upon exercise of the Company Call, an amount equal to the lesser of (i) the then Fair Market Value of the Restricted Shares and
         (ii) the Repurchase Price determined under Section 3(a) will be payable to the Executive and will be applied by the Company against any amounts then due under the Note and to be paid or prepaid to the Company (as applicable) to the extent so applied, with any excess amount to be payable by the Company to the Executive in cash.

                 (c) Election and Consummation of Share Purchases Under This Section 3.

                          (i) The exercise of the Executive Put or the Company Call under this Section 3 must be effected by the Executive or the Company, as the case may be, giving written notice to the other party within 15 calendar days after the date of the Executive's termination of employment. Such notice must specify the Restricted Shares to be repurchased and the price therefor.

                          (ii) Any certificate evidencing Shares to be purchased by the Company and which are not then held in custody by the Company will promptly be returned by the Executive to the Company.

                          (iii) The Executive understands and acknowledges that he or she will not be entitled to any payment, reimbursement or compensation in respect of any Restricted Shares repurchased hereunder except as expressly provided herein. For purposes of the foregoing, the "Fair Market Value" of Restricted Shares will be the "Average Stock Price" (as defined below) of the Company's Common Stock for the 15 trading days immediately preceding the date on which Executive terminates employment with the Company. Average Stock Price means, the closing price on the principal securities market on which Common Stock is then traded for each such day as reported in the Wall Street Journal for the next trading day.

                 4. Compliance with Law. The Company will make reasonable efforts to comply with all applicable securities laws in connection with the sale of the Shares hereunder to the Executive; provided, however, that, notwithstanding any other provision of this Agreement, the Shares may not be sold or transferred by the Executive if such action would result in a violation of any such laws.

                 5. Transferability. Except as otherwise provided in the Pledge Agreement, prior to the release of restrictions of the Shares in accordance with Section 2 hereof, the Executive will not make, agree to make or offer to make any sale, assignment, transfer, exchange, pledge, hypothecation or encumbrance of any such Shares, other than a disposition by will or intestate distribution.

                 6. Withholding Taxes. If the Company is required to withhold any tax in connection with any transfer of or release of restrictions on the Shares or any election by the Executive with respect to such shares, the Executive will pay the tax or make provisions that are satisfactory to the Company for the payment thereof. The Company may defer any transfer of Shares or delivery of certificates evidencing such shares contemplated hereunder until the Executive has paid such tax or made such provisions.

                 7. Right to Terminate Employment and Adjust Compensation. No provision of this Agreement will limit in any way whatsoever any right that the Company or an Affiliate may otherwise have to terminate the employment or adjust the compensation of the Executive at any time.

                 8. Relation to Other Benefits. Any economic or other benefit to the Executive under this Agreement or the Note will not be taken into account in determining any benefits to which the Executive may be entitled under any employee benefit or compensation plan or program maintained by the Company or an Affiliate and will not affect the amount of any life insurance coverage available to any beneficiary under any life insurance plan covering employees of the Company or an Affiliate.

                 9. Amendments. This Agreement may be amended at any time by a written instrument executed by the Executive and an authorized officer or representative of the Company.

                 10. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated will be deemed to be separable from the other provisions hereof, and the remaining provisions hereof will continue to be valid and fully enforceable.

                 11. Notices. For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder will be in writing and will be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof confirmed), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or three business days after having been sent by a nationally recognized overnight courier service such as Federal Express or UPS, addressed to the Company (to the attention of the Chairman of the Board of the Company) at its principal executive office and to the Executive at his principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

                 12. Governing Law. This Agreement is made under, and will be construed in accordance with, the laws of the State of Georgia.

                 13.      Definitions.  As used in this Agreement:

                          (a)     "Affiliate" means a corporation, partnership,
joint venture, unincorporated association or other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

                          (b)     "Cause" means that, prior to the termination
of the Executive's employment, the Board will have determined that the Executive shall have committed:

                                  (1)      an act of fraud, embezzlement or
         theft in connection with his duties or in the course of his employment with the Company or any Affiliate;

                                  (2)      wrongful damage to property of the
         Company or any Affiliate;

                                  (3)      wrongful disclosure of any
         confidential or proprietary information of the Company or any Affiliate;

                                  (4)      wrongful engagement in any
         Competitive Activity; or

                                  (5)  any other act or omission which the
         Board determines constitutes a basis for termination of the Executive's employment.

                          (c)     "Competitive Activity" means the Executive's
participation, without the written consent of Board, in the management of or service as advisors or consultants to any business enterprise if such enterprise engages in substantial and direct competition with the Company and such enterprise's revenues from family entertainment or recreation centers amounted to at least 25% of such enterprise's net sales for its most recently completely fiscal year. "Competitive Activity" will not include the mere ownership of less than 5% of any class of publicly traded securities of any such enterprise and the exercise of rights appurtenant thereto.

                 IN WITNESS WHEREOF, the undersigned have entered into this Agreement as of the date first written above.

                                        MOUNTASIA ENTERTAINMENT
                                        INTERNATIONAL, INC.



                                        By:    /s/ Julia E. Demerau
                                            ------------------------------------
                                        Name:    Julia E. Demerau
                                        Title:   Executive Vice President



                                                    /s/ L. Scott Demerau
                                            ------------------------------------
                                                           Executive

                             CANCELLATION AGREEMENT

         The undersigned, a resident of the State of Georgia and a holder of unexercised options or other rights (the "Options") to receive or purchase shares of no-par common stock (the "Common Stock") of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), for and in consideration of the Company's issuance and sale of Common Stock to the undersigned pursuant to a Share Purchase Agreement of same date between the undersigned and the Company, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, agrees as follows:

         1. CANCELLATION OF OPTIONS. All Options that have been issued to the undersigned prior to the date of this Cancellation Agreement are hereby cancelled, and all instrument(s) granting such Options to the undersigned (the "Instruments") are hereby terminated, effective as of the date hereof. The undersigned shall surrender all of the Instruments to the Company immediately; provided, however, that failure to do so does not effect the cancellation of the Options and termination of the Instruments under this paragraph or any other obligations of the undersigned under this Cancellation Agreement.

         2. RELEASE. The undersigned hereby releases and forever discharges the Company from any and all claims, rights or liabilities whatsoever which the undersigned has, may have, or may claim to have against the Company arising out of or in any way connected with the Options or the Instruments.

         3. ENTIRE AGREEMENT. This Cancellation Agreement contains the entire agreement between the undersigned and the Company relating to the matters provided herein, and no representations, promises or agreements, oral or otherwise, not expressly contained or incorporated by reference herein shall be binding on either party.

         4. GOVERNING LAW. This Agreement is made and entered into in the State of Georgia and shall be governed by and construed in accordance with the laws thereof, without giving effect to the principles of conflicts of laws.

         IN WITNESS WHEREOF, the undersigned has caused this Cancellation Agreement to be duly executed and delivered this 17th day of September, 1996.


                                        By:   /s/ L. Scott Demerau
                                           ----------------------------
                                        Name: L. Scott Demerau
Acknowledged and Agreed:
MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.


By:   /s/ Julia E. Demerau
   ---------------------------------
Name: Julia E. Demerau
Title: Executive Vice President

EXHIBIT A


                                PROMISSORY NOTE


$1,996,875.00                                                   Atlanta, Georgia
                                                              September 17, 1996


                 FOR VALUE RECEIVED, the undersigned L. Scott Demerau ("Maker"), promises to pay to the order of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company" and, together with any subsequent holder of this Note, "Holder"), at its principal corporate offices, or at such other address as Holder may from time to time designate in writing, the principal sum of $1,996,875.00, together with interest thereon from the date hereof on the unpaid principal balance at the rate herein provided. Unless otherwise expressly authorized by Holder in writing, all payments on this Note will be made (i) in cash in the form of immediately available funds represented by currency or check or other cash equivalent acceptable to the Holder or (ii) in whole shares of Common Stock of the Company, the value of which will be determined based on the "Average Stock Price" (as defined below) of the Company's Common Stock for the 15 trading days immediately preceding the date on which the Executive terminates employment with the Company. Average Stock Price means, the closing price on the principal securities market on which Common Stock is then traded for each such day as reported in the Wall Street Journal for the next trading day.

                 The principal amount of this Note and all accrued and unpaid interest thereon will become due and be paid on the fifth anniversary of the date hereof or any earlier date on which such principal and interest become due under the terms of this Note.

                 The principal amount from time to time outstanding hereunder will bear interest at the rate per annum of (i) 7% for the first two years,
(ii) 7.50% for the third year, (iii) 8.00% for the fourth year, and (iv) 8.50% for the fifth year (the "Interest Rate"). Interest on the unpaid balance of the Note will be computed on the actual number of days elapsed, and a year of 360 days, and will be compounded annually. Interest will be due at maturity.

                 At any time and from time to time after the date of this Note, Maker may prepay this Note, in whole or in part, without penalty or premium, together with accrued and unpaid interest on the principal amount prepaid. In addition, at any time and from time to time after the date of this Note, the principal amount outstanding hereunder may, be deemed, in accordance with
Section 3(b) of that certain Share Purchase Agreement between the Company and the Maker (the "Share Purchase Agreement"), to be paid or prepaid, in whole or in part, without penalty or premium, together with accrued and unpaid interest on the principal amount deemed to be paid or prepaid.

                 The principal amount evidenced by this Note, together with accrued and unpaid interest, may be declared to be, or may automatically become, immediately due and payable upon the occurrence and during the continuance of any of the following events (each a "Default"):

                 (a) Maker fails to make any payment of principal or interest or other amounts due hereunder when the same becomes due and payable; or

                 (b) (i) Maker generally does not pay its debts as such debts become due, admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, or (ii) any proceeding is instituted by or against Maker seeking to adjudicate Maker as bankrupt or insolvent, or seeking reorganization, protection or relief of Maker or Maker's debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors; or

                 (c) Maker's employment with the Company and all Affiliates (as defined below) terminates prior to the fifth anniversary of the Date of Issuance for any reason other than (i) Maker's death or total and permanent disability, or (ii) termination without Cause;

                 (d) Ninety days after Maker's employment with the Company and all Affiliates is terminated by (i) the Company without Cause or (ii) by the Maker for any reason;

then, and in every such event, (i) if such Default is not a Default specified in clause (b) above, Holder may, by notice in writing to Maker, immediately declare this Note to be, and it will thereupon become, due and immediately payable without presentment, demand, protest, or other notice of any kind, all of which are hereby expressly waived, and if such Default is a Default specified in clause (b) above, this Note will automatically become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, and (ii) Holder will have such other rights to enforce all or any of the obligations of the Maker under this Note, the Share Purchase Agreement and the Pledge Agreement as are given hereunder or thereunder or by law.

                 "Affiliates" mean any corporations, partnerships, joint ventures, unincorporated associations or other entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with the Company.

                 All payments and prepayments of amounts due hereunder will be applied as follows:

                 (1) First, to payment or reimbursement of all costs and expenses of Holder to be paid or reimbursed by Maker and not theretofore paid or reimbursed;

                 (2) Second, to the payment of all interest theretofore accrued and unpaid hereunder; and

                 (3) Third, to the payment in full of the entire principal amount outstanding hereunder.

                 If Maker fails to make any payment of principal, accrued and unpaid interest or any other amount due hereunder on any due date therefor, whether at stated maturity, by required prepayment, by acceleration or otherwise, the unpaid amount (including, to the extent enforceable at law, any unpaid amount of interest) will bear interest at the Interest Rate until paid. Maker will also pay to Holder, in addition to the amount due, all reasonable costs and expenses incurred by Holder in collecting or enforcing, or attempting to collect or enforce, this Note, including without limitation court costs and reasonable attorneys' fees and expenses.

                 Holder will not by any act, delay, omission or otherwise be deemed to have modified, amended, waived, extended, discharged or terminated any of its rights or remedies, and no modification, amendment, waiver, extension, discharge or termination of any kind will be valid unless in writing and signed by Holder. All rights and remedies of Holder under the terms of this Note and applicable statutes or rules of law will be cumulative, and may be exercised successively or concurrently. Maker agrees that there are no defenses, equities or setoffs with respect to the obligations set forth herein, and to the extent any such defenses, equities, or setoffs may exist, the same are hereby expressly released, forgiven, waived and forever discharged. The obligations of Maker hereunder will be binding upon and enforceable against Maker and its successors and assigns.

                 Maker may not assign or delegate this Note or any of its rights or obligations hereunder without the prior consent of Holder (which consent may be given or withheld in the sole discretion of Holder). Holder may assign or delegate this Note or any of its rights or obligations hereunder without prior consent of or notice to Maker.

                 Wherever possible, each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is prohibited by or invalid under applicable law, such provision will be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

                 Holder may, at its option, release to Maker any collateral given to secure the indebtedness evidenced hereby, and no such release will impair the obligations of Maker to Holder.

                 This Note is made under, and will be governed by and construed in accordance with, the laws of the State of Georgia.

                 This Note is secured by, and entitled to the benefits of, a Pledge Agreement between Maker and Holder dated concurrently herewith.

                 IN WITNESS WHEREOF, Maker has duly executed this Note on the day and year first above written.

                                        MAKER



                                          /s/ L. Scott Demerau
                                        ----------------------------
                                        Name:  L. Scott Demerau

ATTEST:



  /s/ Julia E. Demerau
-------------------------------
Name:  Julia E. Demerau
Date:  September 17, 1996

EXHIBIT B


                                PLEDGE AGREEMENT


                 PLEDGE AGREEMENT (this "Agreement") dated September 17, 1996 by and between Mountasia Entertainment International, Inc., a Georgia corporation ("Pledgee"), and L. Scott Demerau ("Pledgor").


                                   RECITALS:

                 A. Pledgor and Pledgee have entered into a Share Purchase Agreement, dated as of the date hereof (the "Share Purchase Agreement"), which provides for the sale to Pledgor of certain Shares. (All initial capitalized terms used in this Agreement and not otherwise defined have the meanings given them in the Share Purchase Agreement.)

                 B. As a condition to entering into the Share Purchase Agreement, Pledgee has required that Pledgor enter into, and Pledgor has agreed to enter into, this Agreement.

                 NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Pledgor, and in order to induce Pledgee to enter into the Share Purchase Agreement, the parties hereto agree as follows:

                 1. Pledge. (a) Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and delivers unto Pledgee, and grants to Pledgee a security interest in, all of Pledgor's right, title, and interest, whether now owned or hereafter acquired, in, to, and under the following (collectively, the "Pledged Collateral"): (1) the Shares; (2) any cash, additional shares of Common Stock or other property at any time and from time to time receivable or otherwise distributable in respect of, in exchange for, or in substitution for, any such Shares; and (3) any and all products and proceeds of any of the foregoing, together with and all other rights, titles, interests, privileges and preferences pertaining to said property.

                          (b)     The rights and security interest of Pledgee
hereunder, and obligations of Pledgor hereunder, are absolute and unconditional irrespective of the value, genuineness, validity, regularity or enforceability of the Note or the Share Purchase Agreement, or any substitution, release or exchange of any other security for any of the Secured Obligations (as hereafter defined), and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of Pledgor, it being the intent of this Section 1(b) that the obligations of Pledgor hereunder will be absolute and unconditional under any and all circumstances. Pledgor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that Pledgee exhaust any right, power or remedy or proceed against Pledgor under the Note, the Share Purchase Agreement or any other agreement or instrument, or against any other person or entity in connection with, any of the Secured Obligations and any right to require marshalling.

                 2. Obligations Secured. This Agreement is made, and the security interest created hereby is granted to Pledgee, to secure the following obligations (collectively, the "Secured Obligations"): (a) Pledgor's obligations to Pledgee under the Note; (b) Pledgor's obligations to Pledgee under this Agreement; and (c) any reasonable costs or expenses incurred by Pledgee or Pledgee's counsel in connection with the realization of the security for which this Agreement provides, including, without limitation, any reasonable costs or expenses of any proceedings to which this Agreement may give rise.

                 3. Delivery of Pledged Collateral. All certificates and instruments representing or evidencing the Pledged Collateral will be delivered to and held by or on behalf of Pledgee pursuant hereto and will be in form suitable for transfer by delivery, or will be accompanied by duly executed undated instruments of transfer or assignment, in blank, all in form and substance satisfactory to Pledgee.

                 4. Representations and Warranties. Pledgor hereby represents and warrants to Pledgee that Pledgee is, and will at all times continue to be, the legal and beneficial owner of the Pledged Collateral, and none of the Pledged Collateral is subject to any lien or other encumbrance (a "Lien") other than tax Liens arising as a matter of law in respect of liabilities that are not overdue or that are being contested in good faith ("Permitted Liens"). No financing statement under the Uniform Commercial Code ("UCC") of any jurisdiction which names Pledgor as debtor and covers any of the Pledged Collateral, or any other notice filed in the public records indicating the existence of a Lien thereon, has been filed in any state or other jurisdiction, other than UCC financing statements filed in favor of Pledgee, and Pledgor has not signed any such financing statement or notice or any security agreement authorizing the filing of any such financing statement or notice, other than UCC financing statements filed in favor of Pledgee.

                 5. No Liens; No Sale of Pledged Collateral. Pledgor will not create, assume, incur, or permit or suffer to exist or to be created, assumed or incurred, any Lien on any of the Pledged Collateral (or any interest therein) other than Liens in favor of Pledgee and Permitted Liens, and, except as otherwise provided in the Share Purchase Agreement, will not, without the prior written consent of Pledgee, sell, lease, assign, transfer or otherwise dispose of all or any portion of the Pledged Collateral (or any interest therein).

                 6. Voting Rights; Dividends; Etc. (a) So long as no Default (as hereafter defined) shall have occurred and be continuing:

                                  (i)      Pledgor will be entitled to exercise
         any and all voting and/or consensual rights and powers accruing to an owner of the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms and conditions of this Agreement and the Share Purchase Agreement; provided, however, that Pledgor will not exercise, or refrain from exercising, any such right or power if any such action would have a materially adverse effect on the value of such Pledged Collateral in the judgment of Pledgee; and

                                  (ii)     Subject to the provisions of the
         Share Purchase Agreement applicable to a Capital Event, Pledgor will be entitled to retain and use cash dividends paid on the Pledged Collateral, if any, but any and all stock and/or liquidating dividends, other distributions in property, return of capital or other distributions made on or in respect of Pledged Collateral, whether resulting from a subdivision, combination or reclassification of Shares which are pledged hereunder or received in exchange for Pledged Collateral or any part thereof will be and become part of the Pledged Collateral pledged hereunder and, if received by Pledgor, will forthwith be delivered to Pledgee to be held as collateral subject to the terms and conditions of this Agreement.

                          (b)     Upon the occurrence and during the
continuance of a Default, all rights of Pledgor to exercise the voting and/or consensual rights and powers that Pledgor is entitled to exercise pursuant to
Section 6(a)(i) above and/or to receive the dividends that Pledgor is authorized to receive and retain pursuant to Section 6(a)(ii) above will cease, and all such rights thereupon will become immediately vested in Pledgee. Any and all money and other property paid over to or received by Pledgee pursuant to the provisions of this Section 6(b) will be retained by Pledgee as additional collateral hereunder and shall be applied in accordance with the provisions of Section 7. If Pledgor shall receive any dividends or other property that it is not entitled to receive under this Section, Pledgor will hold the same in trust for Pledgee, without commingling the same with other funds or property of or held by Pledgor, and will promptly deliver the same to Pledgee upon receipt by Pledgor in the identical form received, together with any necessary endorsements.

                 7. Remedies upon Default. For purposes of this Agreement, a "Default" means a "Default" as defined under the

Note. Except as otherwise provided in the Share Purchase Agreement, if any Default shall have occurred and be continuing:

                          (a)     Pledgee may exercise in respect of the
Pledged Collateral, in addition to other rights and remedies provided for herein or in the Share Purchase Agreement or otherwise available to it, all the rights and remedies of a secured party after default under the UCC in effect in the State of Georgia at that time, and Pledgee may also (but will not be required to), without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any office of Pledgee or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pledgee may deem commercially reasonable. Pledgor agrees that, to the extent notice of sale is required by law, at least ten calendar days' notice to Pledgor of the time and place of any public sale or the time after which any private sale is to be made will constitute reasonable notification. Pledgee will not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Pledgor hereby waives any claims against Pledgee arising because the price at which any Pledged Collateral may have been sold at such a private sale was less than the price that might have been obtained at a public sale, even if Pledgee accepts the first offer received and does not offer such Pledged Collateral to more than one offeree.

                          (b)     Any cash held by Pledgee as Pledged
Collateral and all cash proceeds received by Pledgee in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may be applied by Pledgee, after deducting all reasonable costs and expenses of every kind incurred therein or incidental to the care or safekeeping of any of the Pledged Collateral or in any way relating to the Pledged Collateral or the rights of Pledgee hereunder, including, without limitation, reasonable attorneys' fees and disbursements, to the payment in whole or in part of the Secured Obligations, and only after such application and after the payment by Pledgee of any other amount required by any provision of law, including, without limitation, Section 9-504(1)(c) of the UCC, need Pledgee account for the surplus, if any, to Pledgor.

                 8. Registration Rights; Private Sales. Pledgor recognizes that Pledgee may be unable to effect a public sale of any or all the Pledged Collateral, by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, and agrees that any such private sale will be deemed to have been made in a commercially reasonable manner (even if Pledgee accepts the first offer received or offers the Pledged Collateral or any portion thereof to only one offeree). Pledgee will be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit such issuer to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if such issuer would agree to do so.

                 9. No Duty on Secured Party's Part. The powers conferred on Pledgee hereunder are solely to protect Pledgee's interests in the Pledged Collateral and will not impose any duty upon Pledgee to exercise any such powers. Except for the duty of Pledgee described in Section 11 hereof, and the accounting by Pledgee for moneys actually received by it hereunder, Pledgee will not have any duties hereunder as to any Pledged Collateral. Pledgee will be accountable only for amounts that it actually receives as a result of the exercise of the powers conferred on Pledgee hereunder, and neither it nor any of its officers, directors, employees, or agents will be responsible to Pledgor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct.

                 10. Pledgee Appointed Attorney-in-Fact. Pledgor hereby constitutes and appoints Pledgee as the attorney-in-fact of Pledgor with full power of substitution either in Pledgee's name or in the name of Pledgor to carry out the provisions of this Agreement and to take any action and execute any instrument necessary or advisable to accomplish the purposes hereof. The foregoing appointment is irrevocable and coupled with an interest.

                 11. Reimbursement of Pledgee. Pledgor agrees to pay upon demand to Pledgee the amount of any and all reasonable expenses, including the reasonable fees, disbursements and other charges of its counsel and of any experts or agents, that Pledgee may incur in connection with (a) the administration of this Agreement, (b) the custody or preservation of, or any sale of, collection from, or other realization upon, any of the Pledged Collateral, (c) the exercise or enforcement of any of the rights of Pledgee hereunder, or (d) the failure by Pledgor to perform or observe any of the provisions hereof.

                 12. Limitation on Duties Regarding Preservation of Collateral. (a) Pledgee's sole duty with respect to the custody, safekeeping, and physical preservation of the Pledged Collateral in its possession, under
Section 9-207 of the UCC or otherwise, will be to deal with it in the same manner as Pledgee deals with similar property for its own account. Pledgee will not have any duties hereunder as to any Pledged Collateral. Neither Pledgee, nor any of its directors, officers, employees or agents will be liable for failure to demand, collect or realize upon all or any part of the Pledged Collateral or for any delay in doing so.

                          (b)  The rights of Pledgee hereunder will not be
conditioned or contingent upon the pursuit by Pledgee of any right or remedy against any issuer or against any other person who or which may be or become liable in respect of all or any part of the Secured Obligations or against any collateral security therefor, guarantee therefor or right of offset with respect thereto. Except as otherwise provided in the Share Purchase Agreement, Pledgee will not be under any obligation to sell or otherwise dispose of any Pledged Collateral upon the request of Pledgor or any other person or to take any other action whatsoever with regard to the Pledged Collateral or any part thereof.

                 13. Further Assurances. Pledgor agrees that at any time and from time to time, at the cost and expense of Pledgor, Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be reasonably necessary or desirable, or that Pledgee may reasonably request, to perfect and protect the Lien granted or purported to be granted hereby, to enable Pledgee to exercise and enforce Pledgee's rights and remedies hereunder with respect to any Pledged Collateral, to defend the title to the Pledged Collateral and the Lien thereon in favor of Pledgee against the claim of any other person and to maintain and preserve such Lien and security interest until indefeasible payment in full of all of the Secured Obligations.

                 14. Continuing Security Interest. This Agreement will create a continuing security interest in the Pledged Collateral and will remain in full force and effect until it terminates in accordance with its terms.

                 15. No Waiver. Neither the failure on the part of Pledgee to exercise, nor the delay on its part in exercising any right, power or remedy hereunder, nor any course of dealing between Pledgee and Pledgor, will operate as a waiver thereof, nor will any single or partial exercise of any such right, power or remedy hereunder preclude any other or the further exercise thereof or the exercise of any other right, power or remedy.

                 16. Notices. Notices, requests and other communications required or permitted hereunder shall be given in accordance with the applicable terms of the Share Purchase Agreement.

                 17. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Georgia.

                 18. Amendments. No amendment or waiver of any provision of this Agreement nor consent to any departure by Pledgor herefrom will in any event be effective unless the same is made in writing and signed by the parties hereto, and then such waiver or consent will be effective only in the specific instance and for the specific purpose for which given.

                 19. Binding Agreement; Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that Pledgor will not be permitted to assign this Agreement or any interest herein or in the Pledged Collateral, or any part thereof, or any cash or property held by Pledgee as collateral under this Agreement.

                 20. Termination. Upon indefeasible payment in full (including through set off in accordance with the Share Purchase Agreement and the Note) of all of the Secured Obligations, this Agreement will terminate. Upon such termination of this Agreement, Pledgee agrees to take such actions as Pledgor may reasonably request, and at the sole cost and expense of Pledgor,
(a) to return the Pledged Collateral to Pledgor and (b) to evidence the termination of this Agreement, including, without limitation, the filing of any releases or any termination statements under the UCC.

                 21. Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

                 IN WITNESS WHEREOF, Pledgor has executed and delivered this Pledge Agreement as of the date first written above.

                                        PLEDGOR


                                            /s/ L. Scott Demerau
                                        ----------------------------------
                                        Name:  L. Scott Demerau

Agreed to, accepted and acknowledged
as of the date first written above.

MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.


By:  /s/ Julie E. Demerau
   ------------------------------
Name:  Julia E. Demerau
Title: Executive Vice President

                            SHARE PURCHASE AGREEMENT


                 SHARE PURCHASE AGREEMENT (this "Agreement") executed this 17th day of September, 1996 by and between Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), and Julia Demerau (the "Executive").


                                   RECITALS:

                 A.       The Executive is a key employee of the Company.

                 B. The Company desires to issue and sell certain shares of the Common Stock of the Company, no par value (the "Common Stock"), to the Executive and to lend the Executive the purchase price to be paid for such shares of Common Stock and the Executive desires to purchase such shares of Common Stock and to accept such financing.

                 C. As a condition to entering into this Agreement, the Company has required that the Executive surrender, and the Executive has agreed to surrender, to the Company all unexercised options, if any, or other rights, if any, to receive or purchase shares of Common Stock previously issued to the Executive by the Company (collectively, the "Company Options").

                 D. As a condition to entering into this Agreement and to evidence the Executive's obligation for the payment for the purchase of shares of Common Stock as herein provided, the Company also has required that the Executive enter into, and the Executive also has agreed to enter into, the Promissory Note (the "Note") and the Pledge Agreement (the "Pledge Agreement") attached hereto as Exhibits A and B, respectively.

                 E. The shares of Common Stock purchased hereby are intended to be subject to a "substantial risk of forfeiture" within the meaning of that term under Section 83 of the Internal Revenue Code of 1986, as amended.

                 NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive hereby agree as follows:

                 1. Purchase of Shares; Payment of Aggregate Purchase Price; Surrender of Company Options; Delivery of Shares. (a) The Company has authorized the issuance and sale to the Executive hereunder of 225,000 newly issued shares of Common Stock (such shares of Common Stock, in the aggregate, the "Shares"). On the terms and subject to the conditions hereinafter set forth, on the date hereof (the "Issuance Date"), the Company will issue and sell to the Executive, and the Executive will purchase from the

Company, for the aggregate purchase price of $599,062.50 (the "Aggregate Purchase Price"), the Shares.

                          (b)     On the Issuance Date, the Aggregate Purchase
Price will be payable as follows: the Executive will surrender and deliver the Company Options, if any, to the Company and, by such surrender and delivery, waive all the rights, title and interest in and to such Options; the Executive will duly execute and deliver the Note and the Pledge Agreement to the Company; and the Company will apply the proceeds of the Note to payment of the Aggregate Purchase Price.

                          (c)     As soon as practicable following its receipt
of the Aggregate Purchase Price, the Company will issue to the Executive certificates evidencing the Shares. Such certificates, together with a stock power that will be endorsed in blank by the Executive with respect to the Shares, will be held in custody by the Company until the restrictions on transfer imposed hereunder, and described in Section 2 hereof, lapse. Upon the release of restrictions of the Shares in accordance with Section 2 hereof, the Company will, subject to Section 6 hereof, deliver to the Executive one or more new certificates, evidencing the releasing of restriction on such Shares and the lapse of the restrictions on transfer imposed hereunder, but such Shares will in all events be subject to the Pledge Agreement.

                 2.       Restrictions; Certain Conversions.  (a)   Initially,
all Shares will be restricted so as to be not subject to alienation or transfer by the Executive (such Shares, "Restricted Shares") and will be subject to the Company's repurchase option set forth herein. Except as otherwise provided in Sections 2(b) and 3 hereof and in the Pledge Agreement, Restricted Shares will no longer be so restricted or subject to such repurchase option (such Shares, "Unrestricted Shares") cumulatively to the extent of 4687.5 Restricted Shares, being 1/48th of all Shares, on each monthly anniversary of the Date of Issuance, provided that the Executive remains in the continuous full-time employment of the Company until such anniversary and no default or event of default has occurred under the Note or the Pledge Agreement. If the Executive ceases to be so employed for any reason (including voluntary termination of employment by the Executive) or without reason, no further Restricted Shares will become Unrestricted Shares. For purposes of this Agreement, the continuous full-time employment of the Executive with the Company will not be deemed to have been interrupted, and the Executive will not be deemed to have ceased to be a full-time employee of the Company, by reason of the transfer of his or her employment among the Company and its Affiliates or a leave of absence specifically approved by the Board of Directors of the Company (the "Board").

                          (b)     Notwithstanding the provisions of Section
2(a) hereof, and except as otherwise provided in Section 3 hereof and in the Pledge Agreement, if the Executive's full-time employment with the Company terminates prior to the 48-month anniversary of the Date of Issuance by reason of his or her death or total and permanent disability, all Restricted Shares hereunder will become, without further action, Unrestricted Shares.

                          (c)     In connection with any merger, consolidation
or other transaction involving the conversion or exchange of Common Stock of the Company (a "Capital Event"), (i) all Unrestricted Shares hereunder will be treated like any other then-outstanding shares of Common Stock of the Company and (ii) all Restricted Shares (A) will be converted or exchanged into the securities hereunder and other property (other than cash) into which then-outstanding shares of Common Stock of the Company is converted or exchanged (such securities and other property to be thereafter the "Shares" for purposes hereof and of the Note and Pledge Agreement) on the same basis as applicable to then-outstanding shares of Common Stock of the Company and (B) any cash into which then-outstanding shares of Common Stock of the Company is converted or exchanged will be applied to pay amounts then outstanding under the Note, with the balance (if any) to be paid over to the Executive.

                 3. Repurchase of the Shares. Without limiting the generality or effect of any other provision hereof, upon the termination of the Executive's full-time employment with the Company for any reason, the Company will have the right, in its sole and absolute discretion, to purchase from the Executive (the "Company Call"), and the Executive will have the right, in his sole and absolute discretion, to sell to the Company in the circumstances set forth in Section 3(a) below, (the "Executive Put"), all or part of the Restricted Shares in accordance with and to the extent provided in this Section
3. Each purchase of Restricted Shares by the Company under this Section 3 will be in consideration of the Company's payment of the applicable amount in cash or through a reduction in the amounts owing under the Note by the applicable amount; provided, however, in certain circumstances described below, the Aggregate Purchase Price will be allocated between Restricted and Unrestricted Shares.

                          (a) Termination by Company Without Cause. If the Executive's employment is terminated by the Company where Cause does not exist, upon exercise of the Company Call or the Executive Put, as the case may be, an amount equal to the portion of the Aggregate Purchase Price attributable to the Restricted Shares which the Company has elected to repurchase or which the Executive has elected to have the Company repurchase, plus interest on such amount from the Issuance Date to the date of repurchase calculated in the manner and using the rate of interest specified in the Note (the "Repurchase Price"), will be deemed payable to the Executive and will be applied by the Company against any amounts then due under the Note to be paid or prepaid to the Company (as applicable) to the extent so applied, with any excess amount to be payable by the Company to the Executive in cash.

                 (b) Termination by Company With Cause or Voluntary Termination by the Executive. If the Executive's employment is terminated by the Company at any time where Cause exists, or the Executive voluntarily terminates his employment with the Company at any time, upon exercise of the Company Call, an amount equal to the lesser of (i) the then Fair Market Value of the Restricted Shares and
         (ii) the Repurchase Price determined under Section 3(a) will be payable to the Executive and will be applied by the Company against any amounts then due under the Note and to be paid or prepaid to the Company (as applicable) to the extent so applied, with any excess amount to be payable by the Company to the Executive in cash.

                 (c) Election and Consummation of Share Purchases Under This Section 3.

                          (i) The exercise of the Executive Put or the Company Call under this Section 3 must be effected by the Executive or the Company, as the case may be, giving written notice to the other party within 15 calendar days after the date of the Executive's termination of employment. Such notice must specify the Restricted Shares to be repurchased and the price therefor.

                          (ii) Any certificate evidencing Shares to be purchased by the Company and which are not then held in custody by the Company will promptly be returned by the Executive to the Company.

                          (iii) The Executive understands and acknowledges that he or she will not be entitled to any payment, reimbursement or compensation in respect of any Restricted Shares repurchased hereunder except as expressly provided herein. For purposes of the foregoing, the "Fair Market Value" of Restricted Shares will be the "Average Stock Price" (as defined below) of the Company's Common Stock for the 15 trading days immediately preceding the date on which Executive terminates employment with the Company. Average Stock Price means, the closing price on the principal securities market on which Common Stock is then traded for each such day as reported in the Wall Street Journal for the next trading day.

                 4. Compliance with Law. The Company will make reasonable efforts to comply with all applicable securities laws in connection with the sale of the Shares hereunder to the Executive; provided, however, that, notwithstanding any other provision of this Agreement, the Shares may not be sold or transferred by the Executive if such action would result in a violation of any such laws.

                 5. Transferability. Except as otherwise provided in the Pledge Agreement, prior to the release of restrictions of the Shares in accordance with Section 2 hereof, the Executive will not make, agree to make or offer to make any sale, assignment, transfer, exchange, pledge, hypothecation or encumbrance of any such Shares, other than a disposition by will or intestate distribution.

                 6. Withholding Taxes. If the Company is required to withhold any tax in connection with any transfer of or release of restrictions on the Shares or any election by the Executive with respect to such shares, the Executive will pay the tax or make provisions that are satisfactory to the Company for the payment thereof. The Company may defer any transfer of Shares or delivery of certificates evidencing such shares contemplated hereunder until the Executive has paid such tax or made such provisions.

                 7. Right to Terminate Employment and Adjust Compensation. No provision of this Agreement will limit in any way whatsoever any right that the Company or an Affiliate may otherwise have to terminate the employment or adjust the compensation of the Executive at any time.

                 8. Relation to Other Benefits. Any economic or other benefit to the Executive under this Agreement or the Note will not be taken into account in determining any benefits to which the Executive may be entitled under any employee benefit or compensation plan or program maintained by the Company or an Affiliate and will not affect the amount of any life insurance coverage available to any beneficiary under any life insurance plan covering employees of the Company or an Affiliate.

                 9. Amendments. This Agreement may be amended at any time by a written instrument executed by the Executive and an authorized officer or representative of the Company.

                 10. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated will be deemed to be separable from the other provisions hereof, and the remaining provisions hereof will continue to be valid and fully enforceable.

                 11. Notices. For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder will be in writing and will be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof confirmed), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or three business days after having been sent by a nationally recognized overnight courier service such as Federal Express or

UPS, addressed to the Company (to the attention of the Chairman of the Board of the Company) at its principal executive office and to the Executive at his principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

                 12. Governing Law. This Agreement is made under, and will be construed in accordance with, the laws of the State of Georgia.

                 13.      Definitions.  As used in this Agreement:

                          (a)     "Affiliate" means a corporation, partnership,
joint venture, unincorporated association or other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

                          (b)     "Cause" means that, prior to the termination
of the Executive's employment, the Board will have determined that the Executive shall have committed:

                                  (1)      an act of fraud, embezzlement or
         theft in connection with his duties or in the course of his employment with the Company or any Affiliate;

                                  (2)      wrongful damage to property of the
         Company or any Affiliate;

                                  (3)      wrongful disclosure of any
         confidential or proprietary information of the Company or any Affiliate;

                                  (4)      wrongful engagement in any
         Competitive Activity; or

                                  (5)      any other act or omission which the
         Board determines constitutes a basis for termination of the Executive's employment.

                          (c)     "Competitive Activity" means the Executive's
participation, without the written consent of Board, in the management of or service as advisors or consultants to any business enterprise if such enterprise engages in substantial and direct competition with the Company and such enterprise's revenues from family entertainment or recreation centers amounted to at least 25% of such enterprise's net sales for its most recently completely fiscal year. "Competitive Activity" will not include the mere ownership of less than 5% of any class of publicly traded securities of any such enterprise and the exercise of rights appurtenant thereto.

                 IN WITNESS WHEREOF, the undersigned have entered into this Agreement as of the date first written above.

                                        MOUNTASIA ENTERTAINMENT
                                        INTERNATIONAL, INC.



                                        By:   /s/ L. Scott Demerau
                                            ------------------------------------
                                        Name:   L. Scott Demerau
                                        Title:  President




                                                    /s/ Julia E. Demerau
                                            ------------------------------------
                                                          Executive

                             CANCELLATION AGREEMENT

         The undersigned, a resident of the State of Georgia and a holder of unexercised options or other rights (the "Options") to receive or purchase shares of no-par common stock (the "Common Stock") of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), for and in consideration of the Company's issuance and sale of Common Stock to the undersigned pursuant to a Share Purchase Agreement of same date between the undersigned and the Company, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, agrees as follows:

         1. CANCELLATION OF OPTIONS. All Options that have been issued to the undersigned prior to the date of this Cancellation Agreement are hereby cancelled, and all instrument(s) granting such Options to the undersigned (the "Instruments") are hereby terminated, effective as of the date hereof. The undersigned shall surrender all of the Instruments to the Company immediately; provided, however, that failure to do so does not effect the cancellation of the Options and termination of the Instruments under this paragraph or any other obligations of the undersigned under this Cancellation Agreement.

         2. RELEASE. The undersigned hereby releases and forever discharges the Company from any and all claims, rights or liabilities whatsoever which the undersigned has, may have, or may claim to have against the Company arising out of or in any way connected with the Options or the Instruments.

         3. ENTIRE AGREEMENT. This Cancellation Agreement contains the entire agreement between the undersigned and the Company relating to the matters provided herein, and no representations, promises or agreements, oral or otherwise, not expressly contained or incorporated by reference herein shall be binding on either party.

         4. GOVERNING LAW. This Agreement is made and entered into in the State of Georgia and shall be governed by and construed in accordance with the laws thereof, without giving effect to the principles of conflicts of laws.

         IN WITNESS WHEREOF, the undersigned has caused this Cancellation Agreement to be duly executed and delivered as of this 17th day of September, 1996.


                                        By:   /s/ Julia E. Demerau
                                           ----------------------------------
                                        Name: Julia E. Demerau
Acknowledged and Agreed:
MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.


By:   /s/ L. Scott Demerau
   --------------------------------
Name:  L. Scott Demerau
Title: President

EXHIBIT A

                                PROMISSORY NOTE


$599,062.50                                                     Atlanta, Georgia
                                                              September 17, 1996


                 FOR VALUE RECEIVED, the undersigned Julia E. Demerau ("Maker"), promises to pay to the order of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company" and, together with any subsequent holder of this Note, "Holder"), at its principal corporate offices, or at such other address as Holder may from time to time designate in writing, the principal sum of $599,062.50, together with interest thereon from the date hereof on the unpaid principal balance at the rate herein provided. Unless otherwise expressly authorized by Holder in writing, all payments on this Note will be made (i) in cash in the form of immediately available funds represented by currency or check or other cash equivalent acceptable to the Holder or (ii) in whole shares of Common Stock of the Company, the value of which will be determined based on the "Average Stock Price" (as defined below) of the Company's Common Stock for the 15 trading days immediately preceding the date on which the Executive terminates employment with the Company. Average Stock Price means, the closing price on the principal securities market on which Common Stock is then traded for each such day as reported in the Wall Street Journal for the next trading day.

                 The principal amount of this Note and all accrued and unpaid interest thereon will become due and be paid on the fifth anniversary of the date hereof or any earlier date on which such principal and interest become due under the terms of this Note.

                 The principal amount from time to time outstanding hereunder will bear interest at the rate per annum of (i) 7% for the first two years,
(ii) 7.50% for the third year, (iii) 8.00% for the fourth year, and (iv) 8.50% for the fifth year (the "Interest Rate"). Interest on the unpaid balance of the Note will be computed on the actual number of days elapsed, and a year of 360 days, and will be compounded annually. Interest will be due at maturity.

                 At any time and from time to time after the date of this Note, Maker may prepay this Note, in whole or in part, without penalty or premium, together with accrued and unpaid interest on the principal amount prepaid. In addition, at any time and from time to time after the date of this Note, the principal amount outstanding hereunder may, be deemed, in accordance with
Section 3(b) of that certain Share Purchase Agreement between the Company and the Maker (the "Share Purchase Agreement"), to be paid or prepaid, in whole or in part, without penalty or premium, together with accrued and unpaid interest on the principal amount deemed to be paid or prepaid.

                 The principal amount evidenced by this Note, together with accrued and unpaid interest, may be declared to be, or may automatically become, immediately due and payable upon the occurrence and during the continuance of any of the following events (each a "Default"):

                 (a) Maker fails to make any payment of principal or interest or other amounts due hereunder when the same becomes due and payable; or

                 (b) (i) Maker generally does not pay its debts as such debts become due, admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, or (ii) any proceeding is instituted by or against Maker seeking to adjudicate Maker as bankrupt or insolvent, or seeking reorganization, protection or relief of Maker or Maker's debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors; or

                 (c) Maker's employment with the Company and all Affiliates (as defined below) terminates prior to the fifth anniversary of the Date of Issuance for any reason other than (i) Maker's death or total and permanent disability, or (ii) termination without Cause;

                 (d) Ninety days after Maker's employment with the Company and all Affiliates is terminated by (i) the Company without Cause or (ii) by the Maker for any reason;

then, and in every such event, (i) if such Default is not a Default specified in clause (b) above, Holder may, by notice in writing to Maker, immediately declare this Note to be, and it will thereupon become, due and immediately payable without presentment, demand, protest, or other notice of any kind, all of which are hereby expressly waived, and if such Default is a Default specified in clause (b) above, this Note will automatically become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, and (ii) Holder will have such other rights to enforce all or any of the obligations of the Maker under this Note, the Share Purchase Agreement and the Pledge Agreement as are given hereunder or thereunder or by law.

                 "Affiliates" mean any corporations, partnerships, joint ventures, unincorporated associations or other entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with the Company.

                 All payments and prepayments of amounts due hereunder will be applied as follows:

                 (1) First, to payment or reimbursement of all costs and expenses of Holder to be paid or reimbursed by Maker and not theretofore paid or reimbursed;

                 (2) Second, to the payment of all interest theretofore accrued and unpaid hereunder; and

                 (3) Third, to the payment in full of the entire principal amount outstanding hereunder.

                 If Maker fails to make any payment of principal, accrued and unpaid interest or any other amount due hereunder on any due date therefor, whether at stated maturity, by required prepayment, by acceleration or otherwise, the unpaid amount (including, to the extent enforceable at law, any unpaid amount of interest) will bear interest at the Interest Rate until paid. Maker will also pay to Holder, in addition to the amount due, all reasonable costs and expenses incurred by Holder in collecting or enforcing, or attempting to collect or enforce, this Note, including without limitation court costs and reasonable attorneys' fees and expenses.

                 Holder will not by any act, delay, omission or otherwise be deemed to have modified, amended, waived, extended, discharged or terminated any of its rights or remedies, and no modification, amendment, waiver, extension, discharge or termination of any kind will be valid unless in writing and signed by Holder. All rights and remedies of Holder under the terms of this Note and applicable statutes or rules of law will be cumulative, and may be exercised successively or concurrently. Maker agrees that there are no defenses, equities or setoffs with respect to the obligations set forth herein, and to the extent any such defenses, equities, or setoffs may exist, the same are hereby expressly released, forgiven, waived and forever discharged. The obligations of Maker hereunder will be binding upon and enforceable against Maker and its successors and assigns.

                 Maker may not assign or delegate this Note or any of its rights or obligations hereunder without the prior consent of Holder (which consent may be given or withheld in the sole discretion of Holder). Holder may assign or delegate this Note or any of its rights or obligations hereunder without prior consent of or notice to Maker.

                 Wherever possible, each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is prohibited by or invalid under applicable law, such provision will be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

                 Holder may, at its option, release to Maker any collateral given to secure the indebtedness evidenced hereby, and no such release will impair the obligations of Maker to Holder.

                 This Note is made under, and will be governed by and construed in accordance with, the laws of the State of Georgia.

                 This Note is secured by, and entitled to the benefits of, a Pledge Agreement between Maker and Holder dated concurrently herewith.

                 IN WITNESS WHEREOF, Maker has duly executed this Note on the day and year first above written.

                                        MAKER


                                          /s/ Julia E. Demerau
                                        ---------------------------------
                                        Name:  Julia E. Demerau

ATTEST:



 /s/ L. Scott Demerau
--------------------------------
Name:  L. Scott Demerau
Date:  September 17, 1996

EXHIBIT B


                                PLEDGE AGREEMENT


                 PLEDGE AGREEMENT (this "Agreement") dated September 17, 1996 by and between Mountasia Entertainment International, Inc., a Georgia corporation ("Pledgee"), and Julia E. Demerau ("Pledgor").


                                   RECITALS:

                 A. Pledgor and Pledgee have entered into a Share Purchase Agreement, dated as of the date hereof (the "Share Purchase Agreement"), which provides for the sale to Pledgor of certain Shares. (All initial capitalized terms used in this Agreement and not otherwise defined have the meanings given them in the Share Purchase Agreement.)

                 B. As a condition to entering into the Share Purchase Agreement, Pledgee has required that Pledgor enter into, and Pledgor has agreed to enter into, this Agreement.

                 NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Pledgor, and in order to induce Pledgee to enter into the Share Purchase Agreement, the parties hereto agree as follows:

                 1. Pledge. (A) Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and delivers unto Pledgee, and grants to Pledgee a security interest in, all of Pledgor's right, title, and interest, whether now owned or hereafter acquired, in, to, and under the following (collectively, the "Pledged Collateral"): (1) the Shares; (2) any cash, additional shares of Common Stock or other property at any time and from time to time receivable or otherwise distributable in respect of, in exchange for, or in substitution for, any such Shares; and (3) any and all products and proceeds of any of the foregoing, together with and all other rights, titles, interests, privileges and preferences pertaining to said property.

                          (b)     The rights and security interest of Pledgee
hereunder, and obligations of Pledgor hereunder, are absolute and unconditional irrespective of the value, genuineness, validity, regularity or enforceability of the Note or the Share Purchase Agreement, or any substitution, release or exchange of any other security for any of the Secured Obligations (as hereafter defined), and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of Pledgor, it being the intent of this Section 1(b) that the obligations of Pledgor hereunder will be absolute and unconditional under any and all circumstances. Pledgor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that Pledgee exhaust any right, power or remedy or proceed against Pledgor under the Note, the Share Purchase Agreement or any other agreement or instrument, or against any other person or entity in connection with, any of the Secured Obligations and any right to require marshalling.

                 2. Obligations Secured. This Agreement is made, and the security interest created hereby is granted to Pledgee, to secure the following obligations (collectively, the "Secured Obligations"): (a) Pledgor's obligations to Pledgee under the Note; (b) Pledgor's obligations to Pledgee under this Agreement; and (c) any reasonable costs or expenses incurred by Pledgee or Pledgee's counsel in connection with the realization of the security for which this Agreement provides, including, without limitation, any reasonable costs or expenses of any proceedings to which this Agreement may give rise.

                 3. Delivery of Pledged Collateral. All certificates and instruments representing or evidencing the Pledged Collateral will be delivered to and held by or on behalf of Pledgee pursuant hereto and will be in form suitable for transfer by delivery, or will be accompanied by duly executed undated instruments of transfer or assignment, in blank, all in form and substance satisfactory to Pledgee.

                 4. Representations and Warranties. Pledgor hereby represents and warrants to Pledgee that Pledgee is, and will at all times continue to be, the legal and beneficial owner of the Pledged Collateral, and none of the Pledged Collateral is subject to any lien or other encumbrance (a "Lien") other than tax Liens arising as a matter of law in respect of liabilities that are not overdue or that are being contested in good faith ("Permitted Liens"). No financing statement under the Uniform Commercial Code ("UCC") of any jurisdiction which names Pledgor as debtor and covers any of the Pledged Collateral, or any other notice filed in the public records indicating the existence of a Lien thereon, has been filed in any state or other jurisdiction, other than UCC financing statements filed in favor of Pledgee, and Pledgor has not signed any such financing statement or notice or any security agreement authorizing the filing of any such financing statement or notice, other than UCC financing statements filed in favor of Pledgee.

                 5. No Liens; No Sale of Pledged Collateral. Pledgor will not create, assume, incur, or permit or suffer to exist or to be created, assumed or incurred, any Lien on any of the Pledged Collateral (or any interest therein) other than Liens in favor of Pledgee and Permitted Liens, and, except as otherwise provided in the Share Purchase Agreement, will not, without the prior written consent of Pledgee, sell, lease, assign, transfer or otherwise dispose of all or any portion of the Pledged Collateral (or any interest therein).

                 6. Voting Rights; Dividends; Etc. (a). So long as no Default (as hereafter defined) shall have occurred and be continuing:

                                  (i)      Pledgor will be entitled to exercise
         any and all voting and/or consensual rights and powers accruing to an owner of the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms and conditions of this Agreement and the Share Purchase Agreement; provided, however, that Pledgor will not exercise, or refrain from exercising, any such right or power if any such action would have a materially adverse effect on the value of such Pledged Collateral in the judgment of Pledgee; and

                                  (ii)     Subject to the provisions of the
         Share Purchase Agreement applicable to a Capital Event, Pledgor will be entitled to retain and use cash dividends paid on the Pledged Collateral, if any, but any and all stock and/or liquidating dividends, other distributions in property, return of capital or other distributions made on or in respect of Pledged Collateral, whether resulting from a subdivision, combination or reclassification of Shares which are pledged hereunder or received in exchange for Pledged Collateral or any part thereof will be and become part of the Pledged Collateral pledged hereunder and, if received by Pledgor, will forthwith be delivered to Pledgee to be held as collateral subject to the terms and conditions of this Agreement.

                          (b)     Upon the occurrence and during the continuance
of a Default, all rights of Pledgor to exercise the voting and/or consensual rights and powers that Pledgor is entitled to exercise pursuant to Section 6(a)(i) above and/or to receive the dividends that Pledgor is authorized to receive and retain pursuant to Section 6(a)(ii) above will cease, and all such rights thereupon will become immediately vested in Pledgee. Any and all money and other property paid over to or received by Pledgee pursuant to the provisions of this Section 6(b) will be retained by Pledgee as additional collateral hereunder and shall be applied in accordance with the provisions of
Section 7. If Pledgor shall receive any dividends or other property that it is not entitled to receive under this Section, Pledgor will hold the same in trust for Pledgee, without commingling the same with other funds or property of or held by Pledgor, and will promptly deliver the same to Pledgee upon receipt by Pledgor in the identical form received, together with any necessary endorsements.

                 7. Remedies upon Default. For purposes of this Agreement, a "Default" means a "Default" as defined under the

Note. Except as otherwise provided in the Share Purchase Agreement, if any Default shall have occurred and be continuing:

                          (a)     Pledgee may exercise in respect of the
Pledged Collateral, in addition to other rights and remedies provided for herein or in the Share Purchase Agreement or otherwise available to it, all the rights and remedies of a secured party after default under the UCC in effect in the State of Georgia at that time, and Pledgee may also (but will not be required to), without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any office of Pledgee or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pledgee may deem commercially reasonable. Pledgor agrees that, to the extent notice of sale is required by law, at least ten calendar days' notice to Pledgor of the time and place of any public sale or the time after which any private sale is to be made will constitute reasonable notification. Pledgee will not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Pledgor hereby waives any claims against Pledgee arising because the price at which any Pledged Collateral may have been sold at such a private sale was less than the price that might have been obtained at a public sale, even if Pledgee accepts the first offer received and does not offer such Pledged Collateral to more than one offeree.

                          (b)     Any cash held by Pledgee as Pledged
Collateral and all cash proceeds received by Pledgee in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may be applied by Pledgee, after deducting all reasonable costs and expenses of every kind incurred therein or incidental to the care or safekeeping of any of the Pledged Collateral or in any way relating to the Pledged Collateral or the rights of Pledgee hereunder, including, without limitation, reasonable attorneys' fees and disbursements, to the payment in whole or in part of the Secured Obligations, and only after such application and after the payment by Pledgee of any other amount required by any provision of law, including, without limitation, Section 9-504(1)(c) of the UCC, need Pledgee account for the surplus, if any, to Pledgor.

                 8. Registration Rights; Private Sales. Pledgor recognizes that Pledgee may be unable to effect a public sale of any or all the Pledged Collateral, by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, and agrees that any such private sale will be deemed to have been made in a commercially reasonable manner (even if Pledgee accepts the first offer received or offers the Pledged Collateral or any portion thereof to only one offeree). Pledgee will be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit such issuer to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if such issuer would agree to do so.

                 9. No Duty on Secured Party's Part. The powers conferred on Pledgee hereunder are solely to protect Pledgee's interests in the Pledged Collateral and will not impose any duty upon Pledgee to exercise any such powers. Except for the duty of Pledgee described in Section 11 hereof, and the accounting by Pledgee for moneys actually received by it hereunder, Pledgee will not have any duties hereunder as to any Pledged Collateral. Pledgee will be accountable only for amounts that it actually receives as a result of the exercise of the powers conferred on Pledgee hereunder, and neither it nor any of its officers, directors, employees, or agents will be responsible to Pledgor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct.

                 10. Pledgee Appointed Attorney-in-Fact. Pledgor hereby constitutes and appoints Pledgee as the attorney-in-fact of Pledgor with full power of substitution either in Pledgee's name or in the name of Pledgor to carry out the provisions of this Agreement and to take any action and execute any instrument necessary or advisable to accomplish the purposes hereof. The foregoing appointment is irrevocable and coupled with an interest.

                 11. Reimbursement of Pledgee. Pledgor agrees to pay upon demand to Pledgee the amount of any and all reasonable expenses, including the reasonable fees, disbursements and other charges of its counsel and of any experts or agents, that Pledgee may incur in connection with (a) the administration of this Agreement, (b) the custody or preservation of, or any sale of, collection from, or other realization upon, any of the Pledged Collateral, (c) the exercise or enforcement of any of the rights of Pledgee hereunder, or (d) the failure by Pledgor to perform or observe any of the provisions hereof.

                 12. Limitation on Duties Regarding Preservation of Collateral. (a) Pledgee's sole duty with respect to the custody, safekeeping, and physical preservation of the Pledged Collateral in its possession, under
Section 9-207 of the UCC or otherwise, will be to deal with it in the same manner as Pledgee deals with similar property for its own account. Pledgee will not have any duties hereunder as to any Pledged Collateral. Neither Pledgee, nor any of its directors, officers, employees or agents will be liable for failure to demand, collect or realize upon all or any part of the Pledged Collateral or for any delay in doing so.

                          (b)  The rights of Pledgee hereunder will not be
conditioned or contingent upon the pursuit by Pledgee of any right or remedy against any issuer or against any other person who or which may be or become liable in respect of all or any part of the Secured Obligations or against any collateral security therefor, guarantee therefor or right of offset with respect thereto. Except as otherwise provided in the Share Purchase Agreement, Pledgee will not be under any obligation to sell or otherwise dispose of any Pledged Collateral upon the request of Pledgor or any other person or to take any other action whatsoever with regard to the Pledged Collateral or any part thereof.

                 13. Further Assurances. Pledgor agrees that at any time and from time to time, at the cost and expense of Pledgor, Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be reasonably necessary or desirable, or that Pledgee may reasonably request, to perfect and protect the Lien granted or purported to be granted hereby, to enable Pledgee to exercise and enforce Pledgee's rights and remedies hereunder with respect to any Pledged Collateral, to defend the title to the Pledged Collateral and the Lien thereon in favor of Pledgee against the claim of any other person and to maintain and preserve such Lien and security interest until indefeasible payment in full of all of the Secured Obligations.

                 14. Continuing Security Interest. This Agreement will create a continuing security interest in the Pledged Collateral and will remain in full force and effect until it terminates in accordance with its terms.

                 15. No Waiver. Neither the failure on the part of Pledgee to exercise, nor the delay on its part in exercising any right, power or remedy hereunder, nor any course of dealing between Pledgee and Pledgor, will operate as a waiver thereof, nor will any single or partial exercise of any such right, power or remedy hereunder preclude any other or the further exercise thereof or the exercise of any other right, power or remedy.

                 16. Notices. Notices, requests and other communications required or permitted hereunder shall be given in accordance with the applicable terms of the Share Purchase Agreement.

                 17. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Georgia.

                 18. Amendments. No amendment or waiver of any provision of this Agreement nor consent to any departure by Pledgor herefrom will in any event be effective unless the same is made in writing and signed by the parties hereto, and then such waiver or consent will be effective only in the specific instance and for the specific purpose for which given.

                 19. Binding Agreement; Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that Pledgor will not be permitted to assign this Agreement or any interest herein or in the Pledged Collateral, or any part thereof, or any cash or property held by Pledgee as collateral under this Agreement.

                 20. Termination. Upon indefeasible payment in full (including through set off in accordance with the Share Purchase Agreement and the Note) of all of the Secured Obligations, this Agreement will terminate. Upon such termination of this Agreement, Pledgee agrees to take such actions as Pledgor may reasonably request, and at the sole cost and expense of Pledgor,
(a) to return the Pledged Collateral to Pledgor and (b) to evidence the termination of this Agreement, including, without limitation, the filing of any releases or any termination statements under the UCC.

                 21. Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

                 IN WITNESS WHEREOF, Pledgor has executed and delivered this Pledge Agreement as of the date first written above.

                                        PLEDGOR


                                            /s/ Julia E. Demerau
                                        ------------------------------------
                                        Name:   Julia E. Demerau

Agreed to, accepted and acknowledged
as of the date first written above.

MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.


By:     /s/ L. Scott Demerau
   ----------------------------------
Name:    L. Scott Demerau
Title:   President

NATIONSBANK OF GEORGIA, N.A.



                                CREDIT AGREEMENT
                                 (INDIVIDUALS)


          This Credit Agreement ("Agreement") dated as of October 6, 1995, by and between NationsBank of Georgia, N.A., a national banking association ("Bank") and the Debtor described below:

          In consideration of the financial accommodations described below and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Bank and Debtor agree as follows:

1. DEFINITIONS AND REFERENCE TERMS. In addition to any other terms defined herein, the following terms shall have the meaning set forth with respect thereto:

          A.       Debtor. L. Scott Demerau and Julia E. Demerau.

          B.       Debtor's Address. 8465 Swiss Air Road, Gainesville, GA
30506.

          C. Credit. The Term Loan described in Section 2 hereof, and any other loans and other financial accommodations made by Bank to Borrower in the future which specifically reference this Loan Agreement.

          D. Credit Documents. This Agreement, promissory note or notes and guaranties executed pursuant to Section 2 hereof and any and all other documents, instruments, certificates and agreements executed and/or delivered by Borrower in connection therewith.

          E.       Use of Proceeds. Refinance existing indebtedness to Bank.

          F. Other Referential Provisions. All accounting terms not specifically defined or specified herein shall have the meanings generally attributed to such terms under generally accepted accounting principles, as in effect from time to time, consistently applied.

2.        CREDIT.

          A. Term Loan. The $1,600,000.00 term loan extended now, existing now or extended hereafter by Bank to Debtor and all renewals, extensions or rearrangements thereof to Debtor by Bank in an amount, and having a maturity date, repayment terms and interest rate as set forth on any promissory note or notes evidencing the loan.

3. SECURITY. Debtor agrees to grant to Bank a first lien (unless otherwise agreed to in writing by Bank) in the collateral described in (i) that certain Stock Pledge Agreement, dated of even date herewith, made by Debtor in favor of Bank and (ii) that certain Pledge and Security Agreement, dated of even date herewith, made by Debtor in favor of Bank (the "Collateral") and agrees to do all things as may be required by Bank to perfect and protect the lien of Bank in such Collateral.

4. REPRESENTATIONS AND WARRANTIES. Debtor hereby represents and warrants to Bank as follows:




CREDIT AGREEMENT/INDIVIDUAL

5. AFFIRMATIVE COVENANTS. Until full payment and performance of all obligations of Debtor under the Credit Documents, Debtor will, unless Bank consents otherwise in writing (and without limiting any requirement of any other Credit Document):

          A.    Financial Statements. Debtor will:

     1. Furnish to Bank annual financial statements of Debtor within ninety days after the anniversary date of the most recent financial statement provided to Bank, in form and substance satisfactory to Bank, and including without limitation a listing of all assets and liabilities, a listing of all sources of income, a listing of the uses of income, the amount and sources of contingent liabilities, identification of joint owners as to listed assets, and an annual projection of sources and uses of income.

     2. Cause to be furnished to Bank financial statements of Mountasia Entertainment International, Inc. for each fiscal year of Mountasia Entertainment International, Inc. within ninety days after the close of each such fiscal year, the form and substance of which must be satisfactory to Bank, and prepared in accordance with generally accepted accounting principles consistently applied.

     3. Cause to be furnished to Bank financial statements of Fantasy Golf, S.A. for each fiscal year of Fantasy Golf, S.A. within ninety days after the close of each such fiscal year, which financial statements must be in form and substance satisfactory to Bank, and include without limitation a listing of all assets and liabilities, a listing of all sources of income, a listing of the uses of income, the amount and sources of contingent liabilities, identification of joint owners of listed assets, and an annual projection of sources and uses of income.

     4. Furnish to Bank copies of Debtor's federal income tax returns and all supporting schedules within ninety days of filing same with the Internal Revenue Service.

     5. Furnish or cause to be furnished to Bank promptly such additional information, reports and statements respecting the business operations and financial condition of Debtor, Mountasia Entertainment International, Inc. and Fantasy Golf, S.A., respectively, from time to time, as Bank may reasonably request.

     B. Compliance. Maintain Debtor's qualification to do business, where required, and comply with all laws, regulations and governmental requirements including, without limitation, Environmental Laws applicable to Debtor or to any of Debtor's property, business operations and transactions.

     C. Adverse Conditions or Events. Promptly advise Bank in writing of (i) any condition, event or act which comes to Debtor's attention that would or might materially adversely affect Debtor's financial condition or operations, the Collateral, or Bank's rights under the Credit Documents; (ii) any litigation filed by or against Debtor; (iii) any default under the Credit Documents; and (iv) any default under any agreement, mortgage, indenture or contract in favor of Bank and binding on Debtor or affecting any of Debtor's property.

     D. Taxes and Other Obligations. Pay all of Debtor's taxes and other obligations as the same become due and payable, except to the extent being contested in good faith by appropriate proceedings.




CREDIT AGREEMENT/INDIVIDUAL

6. NEGATIVE COVENANTS. Until full payment and performance of all obligations of Debtor under the Credit Documents, Debtor will not, without the prior written consent of Bank (and without limiting any requirement of any other Credit Document):

         A. Transfer of Assets. Sell, lease, assign or otherwise dispose of or transfer all or substantially all of Debtor's assets which in the aggregate would have a material adverse effect.

         B. Liens. Grant, suffer or permit any contractual or noncontractual lien on or security interest in Debtor's assets, except (i) liens in favor of Bank and (ii) a first mortgage loan on Debtor's primary residence in an amount not to exceed $2,900,000.00, or fail to promptly pay when due all lawful claims, whether for labor, materials or otherwise.

         C. Loans. Make any loan or advance to any person, including without limitation any partnership, corporation or other entity of which Debtor is a partner, shareholder, officer or member, which in the aggregate exceeds $25,000.00.

         D. Borrowings. Create, incur, assume or become liable in any manner for any additional indebtedness (for borrowed money, deferred payment for the purchase of assets, lease payments, as surety or guarantor for the debt of another, or otherwise) except (i) indebtedness to Bank, (ii) a first mortgage loan on Debtor's primary residence in an amount not to exceed $2,900,000.00 and (iii) other indebtedness which in the aggregate is $25,000.00 or less.

         E. Other Covenants. Violate or fail to comply with any covenants or agreements regarding other indebtedness to Bank.

7. DEFAULT. The occurrence of any of the following shall constitute a default under this Agreement and under each of the other Credit Documents:

         A. Debtor shall fail to pay in full within ten days of the date due any periodic payment of principal, interest, fee or other amount payable to Bank prior to maturity under any Credit Document or any other obligation of Debtor to Bank; or

         B. Debtor shall fail to pay in full at maturity any principal, interest, fee or other amount payable to Bank under any Credit Document or any other obligation of Debtor to Bank; or

         C. The discovery by Bank that any representation or warranty by Debtor or any guarantor in any Credit Document or in any financial statement, certificate, report or opinion submitted to Bank in connection with the Credit was incorrect or misleading in any material respect when made; or

         D. Debtor shall fail to pay in full or deposit with Bank such cash payments or additional collateral as may be required under the terms of that certain Collateral Maintenance Agreement dated of even date herewith between Debtor and Bank, within the time periods set forth therein; or

         E. Debtor shall fail to timely and properly observe, keep or perform any term, covenant, agreement or condition in any Credit Document or in any other security agreement, deed of trust, mortgage, assignment or other contract securing payment of any indebtedness of Debtor to Bank, other than those referred to in Subpart A, B, C and D above, and with respect to any such default which by





CREDIT AGREEMENT/INDIVIDUAL
its nature can be cured, such default shall continue for a period of thirty days after notice of such default to or by Debtor; or

         F. Any judgment against Debtor or any guarantor or other levy or attachment against any property of Debtor in excess of $50,000.00 remains unpaid, undischarged, not bonded or not dismissed for a period of 30 days; or

         G.      The death or legal incapacity of Debtor or any guarantor; or

         H. Debtor or any guarantor, or any general partner or joint venturer of Debtor or any guarantor (i) makes an assignment for the benefit of creditors; (ii) admits in writing its inability to pay or fails to pay its debts generally as they become due; (iii) files a petition for relief under any chapter of the Bankruptcy Code or any other bankruptcy or debtor relief law, domestic or foreign, as now or hereafter in effect, or seeking the appointment of a trustee, receiver, custodian, liquidator or similar official for it or any Collateral or any of its other property; or any such action is commenced against it and it admits, acquiesces in or does not contest diligently the material allegations thereof, or the action results in entry of an order for relief against it, or it does not obtain permanent dismissal and discharge thereof before the earlier of trial thereon or 60 days after commencement of the action; or (iv) makes a transfer or incurs an obligation which is fraudulent under any applicable law as to any creditor.

         I. The liquidation, termination, dissolution or failure to maintain good standing in the appropriate states of any guarantor.


8.       REMEDIES UPON DEFAULT. If an event of default shall occur,

         A. Any indebtedness of Debtor under any of the Credit Documents shall, at Bank's option, without notice become immediately due and payable without presentment, demand, protest or notice of dishonor, all of which are hereby expressly waived by Debtor;

         B. The obligation, if any, of Bank to permit further borrowings under any of the Credit Documents shall at Bank's option immediately cease and terminate;

         C. Bank shall have all rights, powers and remedies available under each of the Credit Documents, or afforded by law, including without limitation the right to resort to any or all of the Collateral and to exercise any or all of the rights of a secured party pursuant to applicable law. All rights, powers and remedies of Bank in connection with each of the Credit Documents may be exercised at any time by Bank and from time to time after the occurrence of any event of default, are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

9. NOTICES. All notices, requests or demands which any party is required or may desire to give to any other party under any provision of this Agreement must be in writing delivered to each party at the following address:

Debtor:          L. Scott Demerau & Julia E. Demerau
                 8465 Swiss Air Road
                 Gainesville, GA  30506




CREDIT AGREEMENT/INDIVIDUAL

Bank:            NationsBank of Georgia, N.A.
                 600 Peachtree Street, NE
                 Suite 1100
                 Atlanta, Georgia 30308
                 Attn: Private Banking

or to such other address as any party may designate by written notice to all of the parties. Each such notice, request and demand shall be deemed given or made as follows:

          A.     If sent by hand delivery, upon delivery;

          B. If sent by mail, upon the earlier of the date of receipt or five (5) days after receipt in the U.S. Mail, first class postage prepaid.

10. MISCELLANEOUS. Debtor and Bank further covenant and agree as follows, without limiting any requirement of any other Credit Document except as provided in paragraph 10.F. of this Agreement:

          A. Expenses. Debtor agrees to pay all out-of-pocket expenses of Bank, including but not limited to all reasonable attorney's fees and expenses actually incurred, incurred in connection with the Credit Documents and the enforcement and collection of the Credit.

          B. Cumulative Rights and No Waiver. Each and every right granted to Bank under any Credit Document, or allowed it by law or equity shall be cumulative of each other and may be exercised in addition to any and all other rights of Bank, and no delay in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise by Bank of any right preclude any other or future exercise thereof or the exercise of any other right. Debtor expressly waives any presentment, demand, protest or other notice of any kind, including but not limited to notice of intent to accelerate and notice of acceleration. No notice to or demand on Debtor or any guarantor in any case shall, of itself, entitle Debtor to any other or future notice or demand in similar or other circumstances.

          C. Applicable Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State in which Bank is located as indicated by Bank's address in Section 9 of this Agreement and applicable United States federal law.

          D. Amendment. No modification, consent, amendment or waiver of any provision of this Agreement, nor consent to any departure by Debtor therefrom, shall be effective unless the same shall be in writing and signed by a Vice President or higher level officer of Bank, and then shall be effective only in the specific instance and for the purpose for which given. This Agreement is binding upon Debtor, Debtor's heirs, personal representatives, successors and assigns, and inures to the benefit of Bank, its successors and assigns; however, no assignment or other transfer of Debtor's rights or obligations hereunder shall be made or be effective without Bank's prior written consent nor shall it relieve Debtor of any obligations hereunder. There is no third party beneficiary of this Agreement. If more than one person executes this Agreement as Debtor, the obligations of Debtor hereunder shall be joint and several.

          E. Documents. All documents, certificates and other items required under this Agreement to be executed and/or delivered to Bank shall be in form and content satisfactory to Bank and its counsel.





CREDIT AGREEMENT/INDIVIDUAL

          F. Compliance with Usury Laws. All existing and future agreements regarding the Credit are hereby limited so that in no event (including prepayment, default, demand for payment, or acceleration) shall the interest taken, reserved, contracted for, charged or received exceed the maximum nonusurious amount permitted by applicable law (the "Maximum Amount"); any document possibly to the contrary shall be automatically reformed and the interest payable automatically reduced to the Maximum Amount, without necessity of execution of any amendment or new document; if Bank ever receives interest in an amount which apart from this provision would exceed the Maximum Amount, the excess shall, without penalty, be applied to principal in inverse order of maturity of installments or be refunded to the payor if the principal is paid in full; and all interest paid or agreed to be paid shall be spread throughout the full term (including extensions) of the debt so that the amount of interest does not exceed the Maximum Amount.

          G. Partial Invalidity. A determination that any provision of any Credit Document is unenforceable or invalid shall not affect the enforceability or validity of any other provision and the determination that the application of any provision of any Credit Document to any person or circumstance is illegal or unenforceable shall not affect the enforceability or validity of such provision as it may apply to other persons or circumstances.

          H. Survivability. All covenants, agreements, representations and warranties made herein or in the other Credit Documents shall survive the making of the Credit and shall continue in full force and effect so long as the Credit is outstanding or the obligation of Bank to make any advances under the Line shall not have expired.

          I. Payment Of Fees. Debtor shall pay Bank a loan fee in the amount of Twelve Thousand and 00/100 Dollars ($12,000.00) which is fully earned by Bank and shall not be applied to principal or interest. Debtor hereby agrees to pay for all costs and expenses, including reasonable attorneys' fees actually incurred, incurred in connection with the preparation of this Agreement and the Credit Documents.

11. ADDITIONAL PROVISIONS (which shall be controlling in the event of any conflict with the preceding provisions, except that paragraph 10.F. of this Agreement shall be controlling in any event).

12. ARBITRATION. ANY CONTROVERSY OR CLAIM BETWEEN OR AMONG THE PARTIES HERETO INCLUDING BUT NOT LIMITED TO THOSE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY RELATED AGREEMENTS OR INSTRUMENTS, INCLUDING ANY CLAIM BASED ON OR ARISING FROM AN ALLEGED TORT, SHALL BE DETERMINED BY BINDING ARBITRATION IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT (OR IF NOT APPLICABLE, THE APPLICABLE STATE LAW), THE RULES OF PRACTICE AND PROCEDURE FOR THE ARBITRATION OF COMMERCIAL DISPUTES OF JUDICIAL ARBITRATION AND MEDIATION SERVICES, INC. (J.A.M.S.), AND THE "SPECIAL RULES" SET FORTH BELOW. IN THE EVENT OF ANY INCONSISTENCY, THE SPECIAL RULES SHALL CONTROL. JUDGMENT UPON ANY ARBITRATION AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION. ANY PARTY TO THIS AGREEMENT MAY BRING AN ACTION, INCLUDING A SUMMARY OR EXPEDITED PROCEEDING, TO COMPEL ARBITRATION OF ANY CONTROVERSY OR CLAIM TO WHICH THIS AGREEMENT APPLIES IN ANY COURT HAVING JURISDICTION OVER SUCH ACTION.

          A. SPECIAL RULES. THE ARBITRATION SHALL BE CONDUCTED IN THE CITY OF THE BORROWER'S DOMICILE AT THE TIME OF THIS AGREEMENT'S EXECUTION AND ADMINISTERED BY J.A.M.S. WHO WILL APPOINT AN ARBITRATOR; IF J.A.M.S. IS UNABLE OR LEGALLY PRECLUDED FROM ADMINISTERING THE ARBITRATION, THEN THE AMERICAN ARBITRATION ASSOCIATION WILL SERVE. ALL ARBITRATION HEARINGS WILL BE COMMENCED WITHIN NINETY




CREDIT AGREEMENT/INDIVIDUAL

(90) DAYS OF THE DEMAND FOR ARBITRATION; FURTHER, THE ARBITRATOR SHALL
ONLY, UPON SHOWING OF CAUSE, BE PERMITTED TO EXTEND THE COMMENCEMENT OF SUCH HEARING FOR UP TO AN ADDITIONAL SIXTY (60) DAYS.

     B.      RESERVATION OF RIGHTS. NOTHING IN THIS AGREEMENT SHALL BE DEEMED TO
(I) LIMIT THE APPLICABILITY OF ANY OTHERWISE APPLICABLE STATUTES OF LIMITATION OR REPOSE AND ANY WAIVERS CONTAINED IN THIS AGREEMENT; OR (II) BE A WAIVER BY THE BANK OF THE PROTECTION AFFORDED TO IT BY 12 U.S.C. SEC. 91 OR ANY SUBSTANTIALLY EQUIVALENT STATE LAW; OR (III) LIMIT THE RIGHT OF THE BANK HERETO
(A) TO EXERCISE SELF HELP REMEDIES SUCH AS (BUT NOT LIMITED TO) SETOFF, OR (B) TO FORECLOSE AGAINST ANY REAL OR PERSONAL PROPERTY COLLATERAL, OR (C) TO
OBTAIN FROM A COURT PROVISIONAL OR ANCILLARY REMEDIES SUCH AS (BUT NOT LIMITED
TO) INJUNCTIVE RELIEF OR THE APPOINTMENT OF A RECEIVER. THE BANK MAY EXERCISE SUCH SELF HELP RIGHTS, FORECLOSE UPON SUCH PROPERTY, OR OBTAIN SUCH PROVISIONAL OR ANCILLARY REMEDIES BEFORE, DURING OR AFTER THE PENDENCY OF ANY ARBITRATION PROCEEDING BROUGHT PURSUANT TO THIS AGREEMENT. AT BANK'S OPTION, FORECLOSURE UNDER A DEED OF TRUST OR MORTGAGE MAY BE ACCOMPLISHED BY ANY OF THE FOLLOWING:
BY EXERCISE OF ANY POWER OF SALE SET FORTH IN THE DEED OF TRUST OR MORTGAGE, OR BY JUDICIAL FORECLOSURE. NEITHER THIS EXERCISE OF SELF HELP REMEDIES NOR THE INSTITUTION OR MAINTENANCE OF AN ACTION FOR FORECLOSURE OR PROVISIONAL OR ANCILLARY REMEDIES SHALL CONSTITUTE A WAIVER OF THE RIGHT OF ANY PARTY, INCLUDING THE CLAIMANT IN ANY SUCH ACTION, TO ARBITRATE THE MERITS OF THE CONTROVERSY OR CLAIM OCCASIONING RESORT TO SUCH REMEDIES.

THIS WRITTEN AGREEMENT AND THE OTHER CREDIT DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

DEBTOR:                                            BANK:
/s/ L. Scott Demerau
--------------------------------                   NationsBank of Georgia, N.A
L. Scott Demerau

/s/ Julia E. Demerau
--------------------------------                   By: /s/ Brenda O. Mead
Julia E. Demerau                                       ------------------------
                                                   Name:  Brenda O. Mead
                                                        -----------------------
                                                   Title: Senior Vice President
                                                          ---------------------



CREDIT AGREEMENT/INDIVIDUAL

                                PROMISSORY NOTE



$1,600,000.00                                                   October 6, 1995


1. Payment Schedule and Maturity Date. FOR VALUE RECEIVED, the undersigned (herein called "Maker," whether one or more) hereby promises to pay to the order of NationsBank of Georgia, N.A., a national banking association ("Lender"), without offset, in immediately available funds in lawful money of the United States of America, at NationsBank Plaza, 600 Peachtree Street, N.E. in the City of Atlanta, Fulton County, Georgia, the principal sum of ONE MILLION SIX HUNDRED THOUSAND AND NO/100 DOLLARS ($1,600,000.00) (or the unpaid balance of all principal advanced against this Note, if that amount is less) together with interest on the unpaid principal balance of this Note from day to day outstanding as hereinafter provided, as follows:

         Interest at the rate(s) provided herein shall be due and payable monthly, in arrears, commencing on November 1, 1995 (with payment of all interest accrued during the month of October, 1995), and continuing on the first (1st) day of each and every month thereafter (with payment of all interest accrued during the immediately preceding calendar month) through and including August 1, 1996, and on August 18, 1996, the entire outstanding principal balance hereof, together with all accrued but unpaid interest thereon, shall be due and payable in full.

2. Security; Loan Documents. The security for this Note includes a Stock Pledge Agreement and a Pledge and Security Agreement (which, as they may have been or may be amended, restated, modified or supplemented from time to time, are herein called the "Pledge Agreements") of even date herewith from Maker to Lender. This Note, the Pledge Agreements, the Loan Agreement between Maker and Lender of even date herewith and any other documents now or hereafter securing, guaranteeing or executed in connection with the loan evidenced by this Note, are, as the same have been or may be amended, restated, modified or supplemented from time to time, herein sometimes called individually a "Loan Document" and together the "Loan Documents."

3. Interest Rate. Subject to the further provisions of this Section 3, the unpaid principal balance of this Note from day to day outstanding which is not past due shall bear interest at a rate per annum equal to the lesser of (i) the Maximum Rate (hereinafter defined) or (ii) the Stated Rate (hereinafter defined) computed on the Annual Basis (hereinafter defined). The term "Stated Rate" as used in this Note means a variable rate ("Variable Rate") equal to the Prime Rate of Lender plus 1.5% per annum.

The Stated Rate shall, unless otherwise specified herein and subject to the following clause, change with each change in such Variable Rate as of the date of any such change, without notice, subject always to the limitations set out in this Section 3; provided, however, that if on any day the Variable Rate shall exceed the maximum permitted by application of the Maximum Rate in effect on that day, the Variable Rate shall be limited to, but shall remain at and vary with, the maximum permitted by application of the Maximum Rate on that day and on each day thereafter until the total amount of interest accrued at the Variable Rate on the unpaid balance of this Note equals the total amount of interest which would have accrued if there were no limitation by the Maximum Rate, or until the earlier payment in full of this Note.

The "Annual Basis" referred to in this Note means computation of interest for the actual number of days elapsed and as if each year were composed of 365 days (366 in a leap year).

However, use of the Annual Basis is subject always to limitation by the Maximum Rate and in no event shall any such computation result in an amount of interest in excess of the Maximum Amount (hereinafter defined). In any event, all interest at the Maximum Rate shall be computed on the Annual Basis of 365 days (366 in a leap year).

The term "Prime Rate" as used in this Note means, on any day, the rate of interest per annum then most recently established by Lender as its "prime rate." Any such rate is a general reference rate of interest, may not be related to any other rate, and may not be the lowest or best rate actually charged by Lender to any customer or a favored rate and may not correspond with future increases or decreases in interest rates charged by other lenders or market rates in general.

From and after maturity (whether by acceleration or otherwise), any principal of, and to the extent permitted by applicable law, any interest on this Note, and any other sum payable hereunder, shall bear interest, payable on demand, at a rate per annum (the "Past Due Rate") equal to the lesser of (i) the Stated Rate plus four percent (4%) or (ii) the Maximum Rate.

If any principal or interest is not paid when due, Maker shall pay, on demand, a late charge of four cents ($.04) for each dollar of each installment which becomes past due for a period exceeding ten (10) days to help defray the added expense incurred in handling said delinquent installment, provided that in no event shall interest be due or payable in excess of the Maximum Rate.

The term "Maximum Rate" as used in this Note means the maximum nonusurious rate of interest per annum permitted by whichever of applicable United States federal law or the law of the state indicated in Section 8 hereof permits the higher interest rate, including to the extent permitted by applicable law, any amendments thereof hereafter or any new law hereafter coming into effect to the extent a higher Maximum Rate is permitted thereby. The Maximum Rate shall be applied by taking into account all amounts characterized by applicable law as interest on the debt evidenced by this Note, so that the aggregate of all interest does not exceed the maximum nonusurious amount permitted by applicable law (the "Maximum Amount").

4. Prepayment. Maker may prepay the principal balance of this Note, in full at any time or in part from time to time. If this Note is prepaid in full, any commitment of Lender for further advances shall automatically terminate.

5. Certain Provisions Regarding Payments. All payments made as scheduled on this Note shall be applied, to the extent thereof, to accrued but unpaid interest, unpaid principal, and any other sums due and unpaid to Lender under the Loan Documents, in such manner and order as Lender may elect in its discretion. All prepayments on this Note shall be applied, to the extent thereof, to accrued but unpaid interest on the amount prepaid, to the remaining principal installments, and any other sums due and unpaid to Lender under the Loan Documents, in such manner and order as Lender may elect in its discretion, including but not limited to application to principal installments in inverse order of maturity. Remittances in payment of any part of the indebtedness other than in the required amount in immediately available U.S. funds shall not, regardless of any receipt or credit issued therefor, constitute payment until the required amount is actually received by the holder hereof in immediately available U.S. funds and shall be made and accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting bank or banks. Acceptance by the holder hereof of any payment in an amount less than the amount then due on any indebtedness shall be deemed an acceptance on account only and shall not in any way excuse the existence of a Default (hereinafter defined).

6. Defaults. It shall be a default "Default") under this Note and each of the other Loan Documents if (a) any periodic payment of principal, interest or other amount of money due under this Note prior to maturity is not paid in full within ten days when due; or (b) any principal, interest or other amount of money due at maturity under this Note is not paid in full at maturity; or (c) there shall occur any default or event of default under the Loan Agreement, the Pledge Agreements or any other Loan Document which is not cured within any applicable notice, cure or grace period. Upon the occurrence of a Default, the holder hereof shall have the rights to declare the unpaid principal balance and accrued but unpaid interest on this Note at once due and payable (and upon such declaration, the same shall be at once due and payable), to foreclose any liens and security interests securing payment hereof and to exercise any of its other rights, powers and remedies under this Note, under any other Loan Document, or at law or in equity.

All of the rights, remedies, powers and privileges (together, "Rights") of the holder hereof provided for in this Note and in any other Loan Document are cumulative of each other and of any and all other Rights at law or in equity. The resort to any Right shall not prevent the concurrent or subsequent employment of any other appropriate Right. No single or partial exercise of any Right shall exhaust it, or preclude any other or further exercise thereof, and every Right may be exercised at any time and from time to time. No failure by the holder hereof to exercise, nor delay in exercising any Right, including but not limited to the right to accelerate the maturity of this Note, shall be construed as a waiver of any Default or as a waiver of any Right. Without limiting the generality of the foregoing provisions, the acceptance by the holder hereof from time to time of any payment under this Note which is past due or which is less than the payment in full of all amounts due and payable at the time of such payment, shall not (i) constitute a waiver of or impair or extinguish the right of the holder hereof to accelerate the maturity of this Note or to exercise any other Right at the time or at any subsequent time, or nullify any prior exercise of any such Right, or (ii) constitute a waiver of the requirement of punctual payment and performance or a novation in any respect.

If any holder of this Note retains an attorney in connection with any Default or at maturity or to collect, enforce or defend this Note or any other Loan Document in any lawsuit or in any probate, reorganization, bankruptcy or other proceeding, or if Maker sues any holder in connection with this Note or any other Loan Document and does not prevail, then Maker agrees to pay to each such holder, in addition to principal, interest and any other sums owing to Lender under the Loan Documents, all reasonable costs and expenses incurred by such holder in trying to collect this Note or in any such suit or proceeding, including reasonable attorneys' fees actually incurred.

7. Controlling Agreement. All parties to the Loan Documents intend to comply with applicable usury law. All existing and future agreements regarding the debt evidenced by this Note are hereby limited and controlled by the provisions of this Section. In no event (including but not limited to prepayment, default, demand for payment, or acceleration of maturity) shall the interest taken, reserved, contracted for, charged or received under this Note or under any of the other Loan Documents or otherwise, exceed the Maximum Amount. If, from any possible construction of any document, interest would otherwise be payable in excess of the Maximum Amount, then, ipso facto, such document shall be reformed and the interest payable reduced to the Maximum Amount, without necessity of execution of any amendment or new document. If the holder hereof ever receives interest in an amount which apart from this provision would exceed the Maximum Amount, the excess shall, without penalty, be applied to the unpaid principal of this Note in inverse order of maturity of installments and not to the payment of interest, or be refunded to the payor, at the election of the holder hereof in its sole discretion or as required by applicable law. The holder hereof does not intend to charge or receive unearned interest on acceleration. All interest paid or agreed to be paid to the holder hereof shall be spread throughout the full term (including any renewal or extension) of the debt so that the amount of interest does not exceed the Maximum Amount.

8. General Provisions. Time is of the essence with respect to Maker's obligations under this Note. If more than one person or entity executes this Note as Maker, all of said parties shall be jointly and severally liable for payment of the indebtedness evidenced hereby. Maker and all sureties, endorsers, guarantors and any other party now or hereafter liable for the payment of this Note in whole or in part, hereby severally (i) waive demand, presentment for payment, notice of dishonor and of nonpayment, protest, notice of protest, notice of intent to accelerate, notice of acceleration and all other notices (except any notices which are specifically required by this Note or any other Loan Document), filing of suit and diligence in collecting this Note or enforcing any of the security herefor; (ii) agree to any substitution, subordination, exchange or release of any such security or the release of any party primarily or secondarily liable hereon; (iii) agree that the holder hereof shall not be required first to institute suit or exhaust its remedies hereon against Maker or others liable or to become liable hereon or to perfect or enforce its rights against them or any security herefor; (iv) consent to any extensions or postponements of time of payment of this Note for any period or periods of time and to any partial payments, before or after maturity, and to any other indulgences with respect hereto, without notice thereof to any of them; and (v) submit (and waive all rights to object) to non-exclusive personal jurisdiction in the State of Georgia, and venue in the county in which payment is to be made as specified in Section 1 of this Note, for the enforcement of any and all obligations under the Loan Documents.

Maker hereby warrants, represents and covenants that no funds disbursed hereunder shall be used for personal, family or household purposes.

A determination that any provision of this Note is unenforceable or invalid shall not affect the enforceability or validity of any other provision and the determination that the application of any provision of this Note to any person or circumstance is illegal or unenforceable shall not affect the enforceability or validity of such provision as it may apply to other persons or circumstances. This Note may not be amended except in a writing specifically intended for the purpose and executed by the party against whom enforcement of the amendment is sought. The holder of this Note may, from time to time, sell or offer to sell the loan evidenced by this Note, or interests therein, to one or more assignees or participants and is hereby authorized to disseminate any information it has pertaining to the loan evidenced by this Note, including, without limitation, any security for this Note and credit information on Maker, any of its principals and any guarantor of this Note, to any, such assignee or participant or prospective assignee or prospective participant, and to the extent, if any, specified in any such assignment or participation, such assignee(s) or participant(s) shall have the rights and benefits with respect to this Note and the other Loan Documents as such person(s) would have if such person(s) were Lender hereunder. Maker warrants and represents to Lender and all other holders of this Note that the loan evidenced by this Note is and will be for business or commercial purposes and not primarily for personal, family, or household use. The terms, provisions, covenants and conditions hereof shall be binding upon Maker and the heirs, devisees, representatives, successors and assigns of Maker. Captions and headings in this Note are for convenience only and shall be disregarded in construing it. THIS NOTE, AND ITS VALIDITY, ENFORCEMENT AND INTERPRETATION, SHALL BE GOVERNED BY GEORGIA LAW (WITHOUT REGARD TO ANY CONFLICT OF LAWS PRINCIPLES) AND APPLICABLE UNITED STATES FEDERAL LAW.

THE WRITTEN LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

IN WITNESS WHEREOF, Maker has duly executed and sealed this Note as of the date first above written.

                                        MAKER:


                                        /s/ L. Scott Demerau
                                        -------------------------------L.S.
                                        L. Scott Demerau


Maker's Federal Tax Identification Number:   ###-##-####
                                             -----------

                                        /s/ Julia E. Demerau
                                        -------------------------------L.S.
                                        Julia E. Demerau


Maker's Federal Tax Identification Number:   ###-##-####
                                             -----------

                             STOCK PLEDGE AGREEMENT

          THIS STOCK PLEDGE AGREEMENT (this "Agreement"), given as of this 6th day of October, 1995, by L. SCOTT DEMERAU and JULIA E. DEMERAU (collectively, the "Pledgor") in favor of NATIONSBANK OF GEORGIA, N.A., a national banking association ("Bank");

                                  WITNESSETH:

          WHEREAS, Pledgor and Bank have entered into that certain Loan Agreement dated as of even date herewith (the "Loan Agreement"); and

          WHEREAS, pursuant to the Loan Agreement, Borrower made, executed and delivered to the Bank that certain Promissory Note in the original principal amount of One Million Six Hundred Thousand and No/100 Dollars ($1,600,000.00) (the "Note"); and

          WHEREAS, as a condition precedent to the Bank entering into the Loan Agreement, the Bank required the Pledgor to execute and deliver to the Bank a pledge agreement in substantially the form hereof; and

         WHEREAS, the Pledgor is the owner of 857,479 shares of the issued and outstanding shares of capital stock of Mountasia Entertainment International, Inc., a Georgia corporation (the "Issuer"), Certificate No. MEC 0551; and

          WHEREAS, the Pledgor has agreed to pledge and assign to the Bank all of the Pledgor's right, title, and interest in and to said shares, together with the other collateral hereinafter described (collectively, the "Stock"), as security for the payment and performance of its obligations under the Loan Agreement and the Note;

         NOW THEREFORE, in consideration of the premises, the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor covenants and agrees with the Bank as follows:

         1. Warranty. The Pledgor hereby warrants to the Bank that except for the security interest created hereby, the Pledgor owns the shares of the Stock free and clear of all liens, charges, and encumbrances, that the Stock is duly issued, fully paid, and non-assessable, that the Pledgor has the unencumbered and unrestricted right to pledge the Stock, and that no consent or approval of any governmental or regulatory authority, or of any securities exchange, which has not been obtained was or is necessary to the validity of this pledge.

         2. Security Interest. The Pledgor hereby grants, conveys, and pledges to the Bank a security interest in and security title to all of its right, title, and interest in and to the Stock, and has transferred to the Bank, all of its right, title, and interest in and to, the Stock presently held by the Pledgor together with all proceeds and products thereof and all dividends paid with respect thereto, as security for
(a) all obligations of the Pledgor to the Bank hereunder, and (b) payment and performance of all other Obligations. The Pledgor has, on this date delivered the Stock to and deposited the Stock with the Bank, together with stock powers endorsed in blank by the Pledgor. In addition, the Pledgor has this date notified the Issuer of the execution of this Agreement and the pledge of the Stock to the Bank. The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, and take all further action that may be necessary, or that the Bank may reasonably request, in order to perfect and protect the security interest granted hereby or to enable the Bank to exercise and enforce its rights and remedies hereunder with respect to all or any portion of the Stock. The Pledgor hereby appoints the Bank the Pledgor's true and lawful attorney-in-fact to execute such documents (including, without limitation, a stock power) upon the occurrence and during the continuance of a Default (as defined below) as shall be necessary to effect a transfer of the Stock in connection with any permitted disposition of the Stock by the Bank (which power of attorney is coupled with an interest and is irrevocable so long as any of the Obligations are outstanding or the Bank have any obligation to make advances or other extensions of credit under the Loan Agreement).

         3.      Additional Shares. In the event that, during the term of this
Agreement:

                 (a) Any stock dividend, stock split, reclassification, readjustment, or other change is declared or made in the capital structure of the Issuer, all new, substituted, and additional shares, or other securities, issued by reason of any such change and received by the Pledgor or to which the Pledgor shall be entitled shall be immediately transferred to the Bank, by delivery, together with stock powers endorsed in blank by the Pledgor, and shall thereupon constitute Stock to be held by the Bank under the terms of this Agreement; and

                 (b) Subscriptions, warrants, or any other rights or options shall be issued in connection with the Stock, all new stock, or other securities acquired through such subscriptions, warrants, rights, or options by the Pledgor shall be immediately transferred by delivery to the Bank and shall thereupon constitute Stock to be held by the Bank under the terms of this Agreement.

         4. Default. Upon the occurrence of an Default or Event of Default under the Note or Loan Agreement and the lapse of any applicable notice, cure or grace period (any of such occurrences being, hereinafter referred to collectively as a "Default"), the Bank may transfer, sell, or otherwise dispose of the Stock or any portion of the Stock at a public or private sale or make other commercially reasonable disposition of the Stock or any portion thereof after ten (10) days' notice to the Pledgor, and the Bank and/or the Bank may purchase the Stock or any portion thereof at any public or private sale. The proceeds of the public or private sale or other disposition shall be applied to the costs incurred in connection with the sale, expressly including, without limitation, any costs under Section 6(a) hereof, and to the other Obligations, in such order as the Bank may determine, and any remaining proceeds shall be paid over to the Pledgor or others as by law provided. In the event the proceeds of the sale or other disposition of the Stock are insufficient to pay such expenses, interest, principal of the Obligations, and damages, the Pledgor shall remain liable to the Bank for any such deficiency. All costs and expenses, including reasonable attorneys' fees and expenses, actually incurred by the Bank in obtaining performance of or in collecting any payments due under this Agreement shall be deemed part of the Obligations hereunder.

          5. Additional Rights of Secured Party. In addition to their rights and privileges under this Agreement, the Bank shall have all the rights, powers, and privileges of secured parties under the Uniform Commercial Code of the State of Georgia. All rights of the Bank shall be cumulative and not exclusive.

          6. Disposition of Stock by the Bank. If the Stock or any portion thereof is not registered under the various United States, federal or state securities acts the disposition thereof after Default may be restricted to one or more private (instead of public) sales in view of the lack of such registration. The Pledgor understands that upon such disposition, the Bank may approach only a restricted number of potential purchasers and further understands that a sale under such circumstances may yield a lower price for the Stock than if the Stock was registered pursuant to federal and state securities legislation and sold on the open market. The Pledgor, therefore, agrees that:

                 (a) if the Bank shall, pursuant to the terms of this Agreement, sell or cause the Stock or any portion thereof to be sold at a private sale, the Bank shall have the right to rely upon the advice and opinion of any national brokerage or investment from having recognized expertise and experience in connection with shares of companies similar to the Stock (but shall not be obligated to seek such advice and the failure to do so shall not be considered in determining the commercial reasonableness of the Bank's action) as to the best manner in which to expose the Stock for sale and as to the best price reasonably obtainable at the private sale thereof; and

                 (b) that such reliance shall be conclusive evidence that the Bank has handled such disposition in a commercially reasonable manner.

         7. Pledgor's Obligations Absolute. The obligations of the Pledgor under this Agreement shall be direct and immediate and not conditional or contingent upon the pursuit of any remedies against any other person, nor against other security or liens or encumbrances available to the Bank or any of its successors, assigns, or agents. The Pledgor hereby waives any right to require that an action be brought against any other person or entity or to require that resort be had to any security or to any balance of any deposit account or credit on the books of the Bank in favor of any other person or entity prior to any exercise of rights or remedies hereunder.

         8.      Voting Rights.

                 (a) After the occurrence and during the continuation of a Default and for so long as any of the Obligations remain unpaid, (i) the Bank may, upon fifteen (15) days' prior written notice to the Pledgor of its intention to do so, exercise all voting rights, and all other ownership or consensual rights of the Stock, but under no circumstances is the Bank obligated by the terms of this Agreement to exercise such rights, and (ii) the Pledgor hereby appoints the Bank the Pledgor's true and lawful attorney-in-fact and IRREVOCABLE PROXY to vote the Stock in any manner the Bank reasonably deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders. The power of attorney granted hereby is coupled with an interest and shall be irrevocable for so long as any of the Obligations remain unpaid and until the Bank's obligation to make advances or extensions of credit to the Borrower under the Loan Agreement have been terminated.

                 (b) For so long as the Pledgor shall have the right to vote the Stock, the Pledgor covenants and agrees that it will not, without the prior written consent of the Bank, vote or take any consensual action with respect to the Stock which would constitute a Default under this Agreement.

         9. Termination. This Agreement, and the security interest hereunder granted to the Bank in the Stock, shall terminate on the date on which (a) all Obligations of the Borrower and the Pledgor to the Bank under the Note, the Loan Agreement and any other agreement have been fully satisfied, and (b) the Bank's obligation to make any advances or extensions of credit to the Borrower under the provisions of the Loan Agreement and any other agreement has been terminated. Thereafter, upon written demand from the Pledgor, the Bank, by its acceptance hereof, agrees that it shall promptly release the Stock by delivery of the Stock to the Pledgor, unless and except to the extent the Stock has been liquidated or otherwise disposed of pursuant to Section 6 hereof.

         10. Security Agreement. This Agreement shall constitute a security agreement under the Uniform Commercial Code as in effect in the State of Georgia.

         11.     General.

                 (a) Time is of the essence of this Agreement. No waiver by the Bank of any power or right hereunder or of any Default by the Pledgor hereunder shall be binding upon the Bank unless in writing signed by the Bank. No failure or delay by the Bank to exercise any power or right hereunder or binding waiver of any Default hereunder shall operate as a waiver of any other or further exercise of such power or any other Default. This Agreement, together with all documents referred to herein, constitutes the entire agreement between the Pledgor and the Bank and may not be modified except by a writing executed by the Bank and delivered by the Bank to the Pledgor.

                 (b) If any paragraph or part thereof shall for any reason be held or adjudged to be invalid, illegal, or unenforceable by any court of competent jurisdiction, such paragraph or part thereof so adjudicated invalid, illegal, or unenforceable shall be deemed separate, distinct, and independent, and the remainder of this Agreement shall remain in full force and effect and shall not be affected by such holding or adjudication.

               (c) All representations and warranties made and given herein by the Pledgor shall survive the execution and delivery of this Agreement and shall remain in full force and effect until such time as this Agreement is terminated as provided in Section 9 hereof.

               (d) The rights and obligations of the parties hereunder shall inure to the benefit of and bind their respective heirs, executors, administrators, legal representatives, successors, and assigns.

               (e) This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia.

               (f) All notices and demands required or permitted hereunder or by law shall be in writing and shall be made and delivered as provided in the Loan Agreement.

               (g) The pronouns used in this Agreement shall be construed as masculine, feminine, or neuter as the occasion may require.

               (h) Captions are for reference only and in no way limit the terms of this Agreement.

               (i) All references herein to any document, instrument, or agreement shall be deemed to refer to such document, instrument, or agreement as the same may be amended, modified, restated, supplemented, or replaced from time to time.

               IN WITNESS WHEREOF, the Pledgor has executed this Agreement under seal as of the day and year first above written.

                                  PLEDGOR:


                                  /s/ L. Scott Demerau L.S.
                                  -----------------------------
                                  L. SCOTT DEMERAU


                                  /s/ Julia E. Demerau L.S.
                                  -----------------------------
                                  JULIA E. DEMERAU

                                  STOCK POWER



         FOR VALUE RECEIVED, L. SCOTT DEMERAU AND JULIA E.
DEMERAU hereby sell, assign and transfer unto ______________________________ ____________________________________________________________________________,
857,479 Shares of Common Stock of MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC., a Georgia corporation, standing in the undersigned's name on the books of said Corporation represented by Certificate No. MEC 0551 herewith, and does hereby irrevocably constitute and appoint _________________________________________
_________________________________________ as attorney to transfer the said stock on the books of said Corporation with full power of substitution in the premises.



                                           /s/ L. Scott Demerau
                                           -------------------------------
                                           L. SCOTT DEMERAU



                                           /s/ L. Scott Demerau
                                           -------------------------------
                                           JULIA E. DEMERAU


Dated:
      ------------------


In the presence of:


--------------------------------

                        COLLATERAL MAINTENANCE AGREEMENT


         This Collateral Maintenance Agreement (this "Agreement"), made and entered into effective October 6, 1995 by and between L. Scott & Julia E. Demerau ("Borrower", whether one or more), whose address is 7725 Bamby Road, Cumming, Georgia 30131-8101, and NATIONSBANK OF GEORGIA, N.A., a national banking association ("Bank"), whose address is 600 Peachtree Street, N.E., Atlanta, Georgia 30308.


                                  WITNESSETH:


         WHEREAS, Borrower has requested that Bank make or renew and extend a loan to it in the maximum principal amount of One Million Six Hundred Thousand and 00/100 Dollars $1,600,000.00)(the "Loan") to be evidenced by a promissory note dated of even date herewith (as hereafter modified, renewed, or extended, the "Note"); and

         WHEREAS, as a condition to the Loan, Bank requires Borrower's promise to collateralize the Loan at all times in accordance with this Agreement; and

         NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower hereby agree as follows:

         1. Loan. The Loan shall be evidenced by and subject to the terms, conditions and covenants of the Note, this Agreement, the Stock Pledge Agreement (hereinafter defined) and all other documents now or hereafter securing, guaranteeing or otherwise pertaining to the Loan, as renewed, extended, amended or supplemented from time to time (collectively, the "Loan Documents"), and shall be due and payable to the Bank as provided therein.

         2. Security for the Loan. To secure payment and satisfaction of the Loan, and all renewals, extensions or rearrangements thereof, Borrower shall execute and deliver to Bank, contemporaneously with the execution of this Agreement, a Stock Pledge Agreement (herein so called) and other Loan Documents in form and substance satisfactory to Bank, pursuant to which Bank will be granted a valid, perfected and enforceable first priority security interest in securities satisfactory to Bank and of a type described on Exhibit "A" attached hereto and made a part hereof (the "Collateral").

         Borrower further agrees to execute any and all amendments or supplements to the Stock Pledge Agreement and other Loan Documents and to take other actions which Bank reasonably deems necessary to evidence, perfect, or protect its security interest in any Collateral concurrently herewith or hereafter pledged to secure the Loan and to comply with all applicable laws, including without limitation, Federal Reserve Regulation U. Borrower also agrees to immediately deliver or cause to be delivered to Bank all Collateral pledged or to be pledged to Bank and such stock or bond powers as are requested by Bank.

         3. Maintenance of Collateral. Borrower agrees at all times during the term of the Loan, and any renewals, extensions or rearrangements thereof, to maintain Collateral securing the Loan such that the outstanding principal balance of the Loan from time to time (the "Loan Balance") will never equal or exceed the amount (the "Adjusted Collateral Value") determined by multiplying the Collateral Value (as defined in Paragraph 4 below) by the Margin Call Percentage for the type of Collateral shown on Exhibit 'A". Only the types of Collateral shown on Exhibit "A" shall be considered in determining the Adjusted Collateral value.

         4. Value of Collateral. The "Collateral Value" of Collateral shall be determined at any given time as follows:

         (a) If stock, the Collateral Value shall be determined by multiplying:

                 (i) The per share price of such stock at the most recent close of trading on a trading exchange stock; times (ii) the number of shares of such stock held by Bank as Collateral. In the event that stock held as Collateral is not traded on an exchange, the Collateral Value of such stock shall be determined by obtaining a quote of value of such stock from a reputable brokerage firm selected by Bank.

         (b) If a mutual fund, the Collateral Value shall be determined by multiplying:

                 (ii) the most recent per share net asset value of such mutual fund obtained from the Wall Street Journal; times (ii) the number of shares of such mutual fund held by Bank as Collateral. In the event that such net asset value is not available in the Wall Street Journal, the Collateral Value shall be the value quoted to Bank by a reputable brokerage firm selected by Bank.

         (c) If corporate bonds, the Collateral Value shall be determined from the most recent closing price for such bonds obtained from the Wall Street Journal. If such closing price is not available in the Wall Street Journal, the Collateral Value shall be the value quoted to Bank by a reputable brokerage firm selected by Bank.

         (d) If government or agency obligations or bonds, the Collateral Value shall be determined from the most recent closing bid price for such bonds obtained from the Wall Street Journal. If such closing bid price is not available in the Wall Street Journal, the Collateral Value shall be the value quoted to Bank by a reputable brokerage firm selected by Bank.

         5. Events of Default. Borrower and Bank understand and agree that if at any time the Loan Balance is greater than the Adjusted Collateral Value, that such occurrence shall constitute an event of default under the Note, the Stock Pledge Agreement and the other Loan Documents. Bank shall send Borrower written notification of such occurrence and Borrower shall have ten (10) days from the date such written notification is postmarked and placed in the mail to Borrower at the address listed in the preamble of this Agreement or such notice is otherwise delivered to Borrower either: (i) pledge additional Collateral satisfactory to Bank, in Bank's sole opinion, such that the ratio of the Loan Balance to the Collateral Value does not exceed the Original Advance Percentage for the type of collateral shown on Exhibit "A" ("Original Advance Percentage') or (ii) reduce the Loan Balance by an amount such that the ratio of the Loan Balance to the Collateral Value does not exceed the Original Advance Percentage. Any such reduction in the Loan Balance shall not affect or reduce any future principal payments due on the Loan except to the extent such reductions are applied against Loan payments in accordance with the Loan Documents. In the event Borrower fails to pledge additional Collateral or reduce the Loan Balance within said ten (10) day period so that the ratio of the Loan Balance to the Collateral Value does not exceed the Original Advance Percentage, all parties to this Agreement agree and acknowledge that, at Bank's option, all obligations of Bank to extend credit pursuant to the Note and the other Loan Documents shall terminate and notwithstanding any notice provisions in the Note or other Loan Documents, at Bank's option, the principal and interest accrued on the Note shall become due and payable, without any presentment, acceleration, demand, protest, notice of intent to accelerate, notice of acceleration, notice of protest or notice of any kind, all of which are hereby expressly waived by Borrower. In addition to any other remedies that may be available to Bank, upon an event of default as described herein, Bank may, and Borrower hereby authorizes Bank to, sell all or any part of the Collateral in any commercially reasonable manner and to apply the proceeds of such Collateral to payment of the principal, interest and any other costs or expenses due on the Loan. Borrower specifically understands and agrees that any such sales by Bank of all or part of the Collateral pursuant to the terms of this Agreement may be effected by Bank at times and in manners which could result in the proceeds of such sales being significantly and materially less than might have been received if such sales had occurred at different times or in different manners, and Borrower hereby indemnities Bank from and against any and all obligations and liabilities arising out of or related to the timing or manner of any such sales. Unless Borrower has no liability therefor otherwise than under this Agreement, Borrower shall be liable to Bank for any deficiency that exists on the Loan if the application of such proceeds does not satisfy the principal, interest, and other costs and expenses due on the Loan in full, and any other proceeds in excess of the principal, interest and other costs and expenses due on the Loan (if any) shall be delivered by Bank to the person or persons legally entitled to it. To the extent necessary to enable Bank to sell the Collateral or any part thereof, Borrower hereby grants Bank a power of attorney and designates Bank as Borrower's attorney in fact to sell the Collateral and apply the proceeds as herein provided. This power of attorney is coupled with an interest, is irrevocable, and shall not terminate upon the disability of Borrower. Bank may waive any default without being deemed to have waived any other prior or subsequent default.

         6. Sale or Substitution of Collateral. Subject to the provisions of paragraph 3 above, Bank and Borrower understand and agree that at any time Borrower is not in default on the Note, Stock Pledge Agreement, or other Loan Documents, Borrower may sell or substitute any or all of the Collateral, provided that the entirety of the net proceeds (i.e., one hundred percent (100%) of the proceeds net of any brokerage firm sales commission) of any sale of any Collateral shall be delivered to Bank to be applied by Bank first to the payment of any unpaid interest then accrued on the Loan and then to the principal of the Loan, or if a substitution of Collateral, that new Collateral shall be acceptable to Bank in its sole discretion and the Actual Collateral Value shall be greater than the Loan Balance. Notwithstanding anything in this paragraph to the contrary, any sales or substitutions of Collateral shall comply with Federal Reserve Regulation U.

         7. Term of Agreement. This Agreement shall remain in full force and effect until Loan, including all renewals, extensions and rearrangements thereof, has been paid in full.

         8. Entire Agreement. This Agreement, the Note, and the other Loan Documents constitute the entire agreement, understanding, representations and warranties of the parties hereto and supersede all prior agreements, arrangements and understandings between the parties. Should a conflict in any terms, conditions or covenants exist between this Agreement and any other document, this Agreement shall be controlling.

         9. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia and federal laws governing national banking associations .

         10. Controlling Agreement. The parties intend to comply with applicable usury laws. All existing and future agreements regarding the debt evidenced by the Note are hereby limited and controlled by the provisions of this paragraph. In no event (including but not limited to prepayment, default, demand for payment, or acceleration) shall the interest taken, reserved, contracted for, charged or received under the Note or Loan

Documents or otherwise exceed the Maximum Amount. If from any possible construction of any document, interest would otherwise be payable in excess of the Maximum Amount, such document shall automatically be reformed and the interest payable automatically reduced to the Maximum Amount, without necessity of execution of any amendment or new document. If Bank ever receives interest in an amount which apart from this provision would exceed the Maximum Amount, the excess shall, without penalty, be applied to principal of the Note in inverse order of maturity of installments or be refunded to the payor if the
Note is paid in full. Bank does not intend to charge or receive unearned interest on acceleration. All interest paid or agreed to be paid shall be spread throughout the full term (including extensions) of the debt so that the amount of interest does not exceed the Maximum Amount. For purposes of this paragraph, "Maximum Amount" shall mean the maximum non usurious amount of interest permitted by whichever of applicable United States federal law or Georgia law permits the higher interest rates, any amendments thereof hereafter or any new law hereafter coming into effect to the extent a higher maximum rate is permitted thereby.

THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OR PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

BORROWER:


/s/ L. Scott Demerau                    /s/ Julia E. Demerau
---------------------------             ------------------------------
L. Scott Demerau                        Julia E. Demerau

                                  Exhibit "A"


Mountasia Entertainment International, Inc.         Margin Call
Common Stock                                        Percentage

857,479 Shares                                      38%